Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-119254

PROSPECTUS

21,906,741 SHARES OF COMMON STOCK

OF

i2 TELECOM INTERNATIONAL, INC.

This prospectus covers the sale of up to 21,906,741 shares of common stock (the “Common Stock”) of i2 Telecom International, Inc. (the “Company” or “We”) by the selling shareholders (the “Selling Shareholders”) identified in this prospectus under the section titled “Selling Shareholders.” Of the 21,906,741 shares of Common Stock registered hereby, 3,337,000 of such shares may become issuable to the Selling Shareholders without receipt of additional consideration by the Company by reason of antidilution adjustments affecting the securities registered hereby. The Company will not receive any proceeds from the sale of the shares by any Selling Shareholder. The Company has agreed to bear all expenses of registration of the Common Stock offered hereby under federal and state securities laws.

The Common Stock is listed on the Over-the-Counter Bulletin Board under the symbol “ITUI.” The last reported sale price of the Common Stock as reported on the Over-the-Counter Bulletin Board on September 22, 2004, was $0.71 per share.

The Selling Shareholders, directly or through agents, brokers or dealers designated from time to time, may sell the shares of Common Stock offered hereby from time to time on terms to be determined at the time of sale. See the section of this document titled “Plan of Distribution.”

See the section of this document titled “Risk Factors” beginning on page 5 for certain factors relating to an investment in the shares of Common Stock offered hereby.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OFFERED HEREBY OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 15, 2004.

SUMMARY

About i2 Telecom International, Inc.

Background of the Company

i2 Telecom International, Inc., a Washington corporation formerly known as Digital Data Networks, Inc. (the “Company”), was incorporated as “Transit Information Systems, Inc.” under the laws of the State of Washington on October 17, 1988. In July 1995, the Company changed its name to “Digital Data Networks, Inc.” In March 2004, the Company changed its name to “i2 Telecom International, Inc.” The Company’s principal executive offices are currently located at 301 Yamato Road, Suite 2112, Boca Raton, Florida 33431, and the Company’s telephone number at that address is 561-994-5379.

From October 17, 1988, until February 27, 2004, the Company was a wireless, passenger communication and advertising company, principally engaged in selling digital advertising space through the operation of a digital information network, utilizing digital radio transmission technology to display current news, information and advertising to riders on-board public transit vehicles. From 1991 through February 2004, the Company operated a digital information network in Dallas, Texas under the assumed name “The Transit Network” on the Dallas Area Rapid Transit (“DART”) bus and rail system.

In February 1996, the Company completed an initial public offering of shares of its Common Stock, no par value per share (the “Common Stock”), and raised net cash proceeds of approximately $5.8 million.

On February 26, 2004, a newly-formed, wholly-owned subsidiary of the Company merged with and into i2 Telecom International, Inc., a Delaware corporation (“i2 Delaware”), with i2 Delaware surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”), pursuant to that certain Agreement and Plan of Merger dated as of January 30, 2004, among the Company, a wholly-owned subsidiary of the Company, i2 Delaware and certain shareholders of the Company and i2 Delaware signatory thereto (the “Merger Agreement”). In connection with the Merger, former shareholders of i2 Delaware became entitled to receive shares of Common Stock and shares of various classes and series of the Company’s preferred stock constituting up to 88.44% of the voting securities of the Company, assuming the issuance of all contingent consideration such shareholders may become entitled to receive pursuant to the Merger Agreement upon the resolution of a certain legal proceeding pending against i2 Delaware. In connection with the Merger, effective February 26, 2004, (i) the Company’s Board of Directors (the “Board of Directors”) appointed Paul R. Arena, Chief Executive Officer and Chairman of the Board of i2 Delaware, to serve as a director of the Company, (ii) all individuals serving as officers of the Company immediately prior to the Merger resigned their positions with the Company and (iii) the officers of i2 Delaware were appointed as officers of the Company.

On February 27, 2004, the Company sold substantially all of its operating assets relating to the operations of The Transit Network to Intransit Media, Inc. (“InTransit Media”) in exchange for InTransit Media assuming certain obligations and liabilities relating to such assets (the “Asset Sale”), pursuant to that certain Asset Purchase Agreement dated as of January 30, 2004, as amended by the First Amendment thereto dated as of February 26, 2004, between the Company and InTransit Media (the “Asset Purchase Agreement”).

On March 5, 2004, in connection with the Merger and the Asset Sale, the Company changed its name from “Digital Data Networks, Inc.” to “i2 Telecom International, Inc.” and changed its ticker symbol on the Over-the-Counter Bulletin Board from “DIDA” to “ITUI”.

As a result of the Merger and the Asset Sale, the Company’s operations now consist entirely of the operations of i2 Delaware. The operations of the Company as currently conducted are described in the sections of this document titled “Summary – Business of the Company” and “Additional Information About the Company – Business”.

For financial reporting purposes, i2 Delaware is the Company’s successor in interest as a result of the Merger. Financial statements of i2 Delaware, as an operating entity, provide the most relevant financial information available for the Company’s current operations for periods ended prior to the Merger. Consequently, unless otherwise stated, all financial information presented in this document for periods ended prior to the Merger is that of i2 Delaware and all financial information presented in this document for periods ended subsequent to the Merger is that of the Company on a consolidated basis.

On June 3, 2004, all of the Company’s then outstanding shares of preferred stock, including all of the shares of preferred stock issued pursuant to the Merger, were converted into shares of Common Stock in accordance with the applicable statement of rights of such preferred stock. Upon such conversion, the Company had an aggregate of 34,441,098 shares of Common Stock outstanding.

Business of the Company

The Company, through its subsidiary, i2 Delaware, provides low-cost telecommunications services employing next-generation Voice over Internet Protocol (“VoIP”) technology. These operations are based in Boca Raton, Florida; Atlanta, Georgia; Redwood City, California; and China. The Company controls its own proprietary technology and outsources its production and service functions with strategic partners. The Company provides micro gateway adapters (InternetTalker(TM)), VoIP long distance and other enhanced communication services to subscribers. The Company’s proprietary technology platform is built to the Session Initiation Protocol (“SIP”) standard. The Company’s revenue model includes prepaid revenue from the sale of the Company’s InternetTalker(TM) integrated access device, recurring monthly subscriptions, call minute termination and original equipment manufacturer (“OEM”) royalties.

The Company’s proprietary technology platform is built to the SIP standard and offers the end user the following primary benefits:

•	near carrier grade quality of service;

•	low cost long distance calling worldwide;

•	broadband and dial-up technology in the Company’s InternetTalker (TM) integrated access device (“IAD”);

•	plug and play technology using traditional phones without professional installation; and

•	unlimited global calling among InternetTalker (TM) IAD users with a minimal monthly subscription.

The Company’s management intends to focus solely upon VoIP as the Company’s primary line of business on a going forward basis. In addition, the Company’s management is exploring various strategic alternatives, including partnering with other telecommunication companies, both foreign and domestic, and engaging in acquisitions of strategic competitors and/or telecommunication service providers. There can be no assurances that such efforts will be successful. The Company may finance these new business opportunities through a combination of equity and/or debt. If the Company determines to finance these opportunities by issuing additional equity, then such equity may have rights and preferences superior to the outstanding Common Stock, and the issuance of such equity will dilute the ownership percentage of the Company’s existing shareholders. If the Company determines to finance these opportunities by incurring debt, then such debt may mot be available to the Company on favorable terms, if at all.

About the Offering and this Prospectus

This prospectus covers the resale of up to 21,906,741 shares of Common Stock by the Selling Shareholders identified in this prospectus under the section of this document titled “Selling Shareholders.” The Company will not receive any proceeds from the resale of shares by any Selling Shareholder. See the section of this document titled “Use of Proceeds.” The Company has agreed to bear all expenses of registration of the Common Stock offered by this prospectus.

This prospectus is part of a registration statement that the Company has filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under the shelf registration process, the Selling Shareholders may, from time to time, sell the Common Stock described in this prospectus. The Company may prepare a prospectus supplement at any time to add, update or change the information contained in this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits filed with or incorporated by reference into the registration statement. You should read this prospectus and any prospectus supplement together with the registration statement, the exhibits filed with or incorporated by reference into the registration statement and the additional information described under the section of this document titled “Where You can Find More Information.”

Recent Developments

Private Placement

On August 11, 2004, pursuant to that certain Securities Purchase Agreement dated as of August 11, 2004 among the Company, and the buyers signatory thereto (the “Securities Purchase Agreement”), the Company completed a private placement of 4,500 shares of its preferred stock series D, no par value per share (the “Preferred Stock Series D”), warrants to purchase 2,812,500 shares of Common Stock, and 1,125 additional investment right units (the “AIRs”) for an aggregate purchase price of $4.5 million, with net proceeds to the Company of $4.2 million (the “Private Placement”). The shares of Preferred Stock Series D issued in the Private Placement are convertible into an aggregate of 5,625,000 shares of Common Stock, subject to adjustment, with each share of Preferred Stock Series D being convertible into 1,250 shares of Common Stock, subject to adjustment. Each AIR is exercisable for one share of Preferred Stock Series D and a warrant to purchase 625 shares of Common Stock, subject to adjustment, at an exercise price of $1,000 per unit. The warrants issued upon closing of the Private Placement and issuable upon exercise of the AIRs are exercisable for a period of three years at an exercise price of $0.96 per share.

The shares of Preferred Stock Series D, warrants and AIRs issued upon closing of the Private Placement were issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from registration set forth in Rule 506 of Regulation D promulgated pursuant to Section 4(2) of the Securities Act. Pursuant to the terms of that certain Registration Rights Agreement among the Company and the buyers in the Private Placement, the Company is filing this registration statement to register for resale under the Securities Act the shares of Common Stock underlying the Preferred Stock Series D and warrants issued upon closing of the Private Placement and issuable upon exercise of the AIRs. In connection with the Private Placement, certain shareholders of the Company have entered lock-up agreements pursuant to which such shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, until the one-year anniversary of the date on which the SEC declares this registration statement effective certain shares of Common Stock held by such shareholders which are otherwise entitled to certain piggy-back registration rights.

Changes in Management

On September 2, 2004, Anthony F. Zalenski ceased serving as the Company’s President and Chief Operating Officer, and Paul Arena, the Company’s Chief Executive Officer, was appointed to serve as the Company’s President. Also on September 2, 2004, Ronald L. Roswell ceased serving as the Company’s Chief Financial Officer, and David C. Burns, the Company’s Vice President of Finance, was appointed to serve as the Company’s Chief Financial Officer. Ronald L. Roswell will continue to be employed by the Company.

RISK FACTORS

The Company has a history of losses and negative cash flows from operations and may not be profitable in the future.

The Company has incurred significant net losses, including net losses of $2.9 million for the six months ended June 30, 2004 and $9.8 million for the period from inception until June 30, 2004. The Company has an accumulated deficit at June 30, 2004 of approximately $9.8 million. The ability of the Company to generate positive cash flows from operations and net income is dependent, among other things, on market conditions, the recovery of recorded assets, cost control, identifying and securing additional revenue sources, and the Company’s ability to raise capital under acceptable terms. The financial statements included elsewhere in this prospectus do not include any adjustments that might result from the outcome of these uncertainties. Furthermore, developing and expanding the Company’s business will require significant additional capital and other expenditures. Accordingly, if the Company is not able to increase its revenue, then it may never generate sufficient revenues to achieve or sustain profitability

The price of the Common Stock has been volatile.

The stock market in general, and the market for technology companies in particular, has recently experienced extreme volatility that has often been unrelated to the operating performance of particular companies. From January 1, 2002 to September 17, 2004, the per share closing price of the Common Stock on the Over-the-Counter Bulletin Board fluctuated from a high of $3.35 to a low of $0.06. The Company believes that the volatility of the price of the Common Stock does not solely relate to the Company’s performance and is broadly consistent with volatility experienced in the Company’s industry. Fluctuations may result from, among other reasons, responses to operating results, announcements by competitors, regulatory changes, economic changes, market valuation of technology firms and general market conditions.

In addition, in order to respond to competitive developments, the Company may from time to time make pricing, service or marketing decisions that could harm its business. Also, the Company’s operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In either case, the trading price of the Common Stock would likely decline.

The trading price of the Common Stock could continue to be subject to wide fluctuations in response to these or other factors, many of which are beyond the Company’s control. If the market price of the Common Stock decreases, then shareholders may not be able to sell their shares of Common Stock at a profit.

Historically low trading volume in the Common Stock may affect shareholder liquidity.

The trading volume of the Common Stock on the Over-the-Counter Bulletin Board has been low historically. The Company is registering for resale 21,906,741 shares of common Stock pursuant to this prospectus. However, there can be no assurance that the increased float will allow shareholders to sell shares of Common Stock at the times and prices they desire.

The Company may not be able to successfully manage its growth.

The Company’s liability to manage its growth will require that the Company continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company’s management is unable to manage such growth effectively, then the quality of the Company’s services, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected.

The Company may be unable to fund future growth.

The Company’s business strategy calls for the Company to grow and expand its business both internally and otherwise. Significant funds will be required to implement this strategy, funding for additional personnel, capital expenditures and other expenses, as well as for working capital purposes. Financing may not be available to the Company on favorable terms or at all. If adequate funds are not available on acceptable terms, then the Company may not be able to meet its business objectives for expansion. This, in turn, could harm the Company’s business, results of operations and financial condition. In addition, if the Company raises additional funds through the issuance of equity or convertible debt securities, then the percentage ownership of the Company’s shareholders will be reduced, and any new securities could have rights, preferences and privileges senior to those of the Common Stock. Furthermore, if the Company raises capital or acquires businesses by incurring indebtedness, then the Company will become subject to the risks associated with indebtedness, including interest rate fluctuations and any financial or other covenants that the Company’s lender may require.

The Company’s executive officers have been employed by the Company for a relatively short period of time.

The Company’s management team consists of a number of executive officers who have been employed by the Company for less than two years. There can be no assurance that they will function successfully as a management team to implement the Company’s strategy. If they are unable to do so, then the Company’s business, financial condition and results of operations could be materially adversely affected.

The Company’s performance could be affected if it is unable to attract and retain qualified personnel.

The Company’s performance is substantially dependent on the services of current management as well as on the Company’s ability to recruit, retain and motivate its other officers and key employees. The Company’s success also depends on its ability to attract and retain additional qualified employees. Competition for qualified personnel is intense and there is a limited number of persons with knowledge of and experience in the Internet. There can be no assurance that the Company will be able to attract and retain key personnel, and the failure to do so could hinder the Company’s ability to implement its business strategy and harm its business.

The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, engineering, consulting, sales, marketing and finance personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers, consulting and sales personnel, could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is exposed to the general condition of the telecommunications market.

The Company’s business is subject to global economic conditions, and in particular, market conditions in the telecommunications industry. The Company’s operations could be adversely affected if declines in capital spending from telecommunications service providers continue. If global economic conditions worsen, or if the prolonged slowdown in the telecommunications industry continues, then the Company may experience adverse operating results.

The Company must be able to adapt to rapidly changing technology.

The Company’s market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. As a result of the complexities inherent in today’s computing environments, the Company faces significant challenges in remaining abreast of such changes and product introductions. If the Company cannot keep pace with these changes, it will not be able to meet its clients’ increasingly sophisticated needs and its services will become less competitive. The Company’s future success will depend on its ability to: keep pace with continuing changes in industry standards, information technology, and client preferences; respond effectively to these changes; and develop new services or enhance its existing services. The Company may be unable to develop and introduce new services or enhancements to existing services in a timely manner or in response to changing market conditions or client requirements.

The Company’s business depends upon the acceptance of the Internet as a medium for commerce.

Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company’s future success will depend on its ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high-speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed, the Company’s business, results of operations, and financial condition could be materially adversely affected.

The Company faces security risks.

A party who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in the Company’s VoIP operations. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to the Company’s customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium.

The Company’s ability to do business depends, in part, on the Company’s ability to license certain technology from third parties.

The Company relies on certain technology licensed from third parties, and there can be no assurance that these third party technology licenses will be available to the Company on acceptable commercial terms or at all. If the Company can not license the technology it needs on acceptable commercial terms, then its business, financial condition and results of operations will be materially and adversely affected.

The Company’s need to invest in research and development could harm the Company’s operating results.

The Company’s industry is characterized by the need for continued investment in research and development. If the Company fails to invest sufficiently in research and development, then the Company’s products could become less attractive to potential customers, which could have a material adverse effect on the Company’s results of operations and financial condition. As a result of the Company’s need to maintain or increase its spending levels in this area, the Company’s operating results could be materially harmed if the Company’s net sales fall below expectations. In addition, as a result of the need for research and development and technological innovation, the Company’s operating costs may increase in the future.

Intellectual property infringement claims against the Company, even without merit, could require the Company to enter into costly licenses or deprive the Company of the technology it needs.

The Company’s industry is technology intensive. As the number of competitors in the Company’s target markets increases and the functionality of the products produced by such competitors further overlaps, third parties may claim that the technology the Company develops or licenses infringes their proprietary rights. Any claims against the Company or any of its subsidiaries may affect the Company’s business, results of operations and financial conditions. Any infringement claims, even those without merit, could require the Company to pay damages or settlement amounts or could require the Company to develop non-infringing technology or enter into costly royalty or licensing agreements to avoid service implementation delays. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of the Company’s management resources could have a material adverse effect on the Company’s results of operations and financial condition. If successful, a claim of product infringement could deprive the Company of the technology it needs altogether.

Failure to protect the Company’s intellectual property rights could have a material adverse effect on the Company’s business.

The Company relies on copyright, trade secret and patent laws to protect its content and proprietary technologies and information. Additionally, the Company has taken steps it believes will be adequate to establish, protect and enforce its intellectual property rights. There can be no assurance that such laws and steps will provide sufficient protection to the Company. Despite the Company’s efforts to protect the Company’s proprietary rights, unauthorized parties may attempt to copy or otherwise obtain rights to use the Company’s products or technologies.

The Company has pending several patent applications related to embedded software technology. There can be no assurance that these patents will be issued. Even if these patents are issued, the limited legal protection afforded by patent, trademark, trade secret and copyright laws may not be sufficient to protect the Company’s proprietary rights to the intellectual property covered by these patents.

Furthermore, the laws of many foreign countries in which the Company does business do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company has implemented and will continue to implement protective measures in those countries, these efforts may also not be successful. Additionally, even if the Company’s domestic and international efforts are successful, the Company’s competitors may independently develop non-infringing technologies that are substantially similar or superior to the Company’s technologies.

If the Company’s products contain defects, then the Company’s sales are likely to suffer, and the Company may be exposed to legal claims.

The Company’s business strategy calls for the development of new products and product enhancements which may from time to time contain defects or result in failures that the Company did not detect or anticipate when introducing such products or enhancements to the market. In addition, the markets in which the Company’s products are used are characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third-party platforms that can impede proper operation of the Company’s products. Despite product testing by the Company, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in product returns, adverse publicity, loss of or delays in market acceptance of the Company’s products, delays or cessation of service to the Company’s customers or legal claims by customers against the Company.

To the extent that contractual provisions that limit the Company’s exposure to legal claims are unenforceable or such claims are not covered by insurance, a successful products liability claim could have a material adverse effect on the Company’s business, results of operations and financial condition.

Sales to customers based outside the United States have recently accounted for a significant portion of the Company’s revenues, which exposes the Company to risks inherent in international operations.

International sales represented 90% of the Company’s revenues for the year ended December 31, 2003. Furthermore, the Company expects sales to international markets to increase as a percentage of revenues in the future. International sales are subject to a number of risks, including changes in foreign government regulations, laws, and communications standards; export license requirements; currency fluctuations, tariffs and taxes; other trade barriers; difficulty in collecting accounts receivable; longer accounts receivable collection cycles; difficulty in managing across disparate geographic areas; difficulties in hiring qualified local personnel; difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; expenses associated with localizing products for foreign markets; and political and economic instability, including disruptions of cash flow and normal business operations that may result from terrorist attacks or armed conflict.

If the relative value of the U.S. dollar in comparison to the currency of the Company’s foreign customers should increase, then the resulting effective price increase of the Company’s products to these foreign customers could result in decreased sales. In addition, to the extent that general economic downturns impact the Company’s customers, the ability of these customers to purchase the Company’s products could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. The foreign markets for the Company’s products may develop more slowly than currently anticipated.

The Company’s business may become subject to governmental regulation.

The Company is not currently subject to direct federal, state, or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other VoIP services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other VoIP services covering issues such as user privacy, “indecent” materials, freedom of expression, pricing content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the Company’s products and services or increase the cost of doing business or in some other manner have a material adverse effect on the Company’s business, results of operations, and financial condition.

The Company may become subject to litigation.

The Company may be subject to claims involving how the Company conducts its business or the market for or issuance of the Common Stock or other securities. Any such claims against the Company may affect its business, results of operations and financial conditions. Such claims, including those without merit, could require the Company to pay damages or settlement amounts and would require a substantial amount of time and attention from the Company’s senior management as well as considerable legal expenses. Although the Company does not anticipate that its activities would warrant such claims, there can be no assurances that such claims will not be made.

The Company depends on third-party vendors for key Internet operations.

The Company relies on its relationships with third party vendors of Internet development tools and technologies. There can be no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the Company’s competitors are better able to leverage such relationships, then the Company’s business, results of operations and financial condition will be materially adversely affected.

The Company may not be able to successfully compete with current or future competitors.

The market for VoIP services providers and business solutions providers is new, highly competitive, and rapidly changing. Since the Internet’s commercialization in the early 1990’s, the number of websites on the Internet competing for the attention and spending of businesses has proliferated. With no substantial barriers to entry, the Company expects that competition will continue to intensify. With respect to competing for business’ attention, in addition to intense competition from VoIP services providers, the Company also faces competition from traditional telco systems consultants and providers.

Many of the Company’s current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion, and sale of their products or services than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors. If the Company can not do so, then its business, financial condition and results of operations will be materially and adversely affected.

The Company has a short operating history.

The Company began providing low-cost telecommunication services employing next-generation VoIP technology when it acquired i2 Delaware in the Merger in February 2004. i2 Telecom began its operations in January 2003. Therefore, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. Consequently, the Company’s operations are subject to all of the risks inherent in a development-stage business enterprise, and the Company’s prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving markets in which the Company operates and acceptance of the Company’s business model, products and services. The likelihood of the Company’s success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business and the competitive environment in which we operate.

Substantial sales of the Common Stock after this offering could cause the price of the Common Stock to fall.

The Company cannot predict the effect, if any, that future sales of outstanding Common Stock or the availability of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. The Company may also issue additional shares of Common Stock upon the exercise of vested options or warrants, by grant to employees, directors and consultants or, after expiration of the lock-up agreements discussed below, in connection with acquisitions and to raise additional capital. Sales of substantial amounts of Common Stock in the public market following the offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

We may not be able to obtain additional financing.

In order to develop and expand the Company’s operations and increase revenues, additional financing will be required, which additional financing may not be available to the Company on commercially reasonable terms, if at all. There is no assurance that the Company will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet the Company’s future capital needs. We may need to seek additional financing sooner than we anticipate as a result of any of the following factors:

•	changes in operating plans;

•	acceleration of the Company’s business development plans;

•	lower than anticipated sales;

•	increased costs of business development;

•	increased operating costs; or

•	potential acquisitions.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Summary” and “Risk Factors” and other sections, contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to “beliefs,” “expectations,” “anticipations,” “Intentions” or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, among others:

•	the Company’s ability to achieve and maintain profitability;

•	the price volatility of the Common Stock;

•	the historically low trading volume of the Common Stock;

•	the Company’s ability to manage and fund its growth;

•	the short period of time certain of the Company’s executive offices have been employed by the Company;

•	the Company’s ability to attract and retain qualified personnel;

•	the general condition of the telecommunications market;

•	the Company’s ability to adapt to rapidly changing technology;

•	the Company’s need to invest in research and development;

•	intellectual property infringement claims against the Company;

•	our ability to protect our intellectual property rights;

•	the possibility that the Company’s products may contain defects;

•	the amount of the Company’s revenues which are dependent upon international sales;

•	government regulation;

•	litigation;

•	the Company’s ability to obtain licenses from third parties;

•	the Company’s ability to compete with current and future competitors;

•	the Company’s short operating history;

•	the Company’s ability to obtain additional financing;

•	general economic and business conditions;

•	other risks and uncertainties included in the section of this document titled “Risk Factors”; and

•	other factors discussed in the Company’s other filings made with the SEC.

The subsequent forward-looking statements relating to the matters described in this document and attributable to the Company or to persons acting on behalf of the Company are expressly qualified in their entirety by such factors. The Company has no obligation to publicly update or revise these forward-looking statements to reflect new information, future events, or otherwise, except as required by applicable Federal securities laws, and the Company cautions you not to place undue reliance on these forward looking statements.

USE OF PROCEEDS

The Company will not receive any of the proceeds of any sale by any Selling Shareholders of the Common Stock offered by this prospectus.

ADDITIONAL INFORMATION ABOUT THE COMPANY

BUSINESS

Background of the Company

The Company was incorporated as “Transit Information Systems, Inc.” under the laws of the State of Washington on October 17, 1988. In July 1995, the Company changed its name to “Digital Data Networks, Inc.” In March 2004, the Company changed its name to “i2 Telecom International, Inc.” The Company’s offices are currently located at 301 Yamato Road, Suite 2112, Boca Raton, Florida 33431, and the Company’s telephone number at that address is 561-994-5379.

From October 17, 1988, until February 27, 2004, the Company was a wireless, passenger communication and advertising company, principally engaged in selling digital advertising space through the operation of a digital information network, utilizing digital radio transmission technology to display current news, information and advertising to riders on-board public transit vehicles. From 1991 through February 2004, the Company operated a digital information network in Dallas, Texas under the assumed name “The Transit Network” on the Dallas Area Rapid Transit bus and rail system.

In February 1996, the Company completed an initial public offering of shares of its Common Stock and raised net cash proceeds of approximately $5.8 million.

On February 26, 2004, a newly-formed, wholly-owned subsidiary of the Company merged with and into i2 Delaware, with i2 Delaware surviving the Merger as a wholly-owned subsidiary of the Company pursuant to the Merger Agreement. In connection with the Merger, former stockholders of i2 Delaware became entitled to receive shares of Common Stock and shares of various classes and series of the Company’s preferred stock, no par value per share, constituting up to 88.44% of the voting securities of the Company, assuming the issuance of all contingent consideration such stockholders may become entitled to receive pursuant to the Merger Agreement upon the resolution of a certain legal proceeding pending against i2 Delaware. In connection with the Merger, effective February 26, 2004, (i) the Board of Directors appointed Paul R. Arena, Chief Executive Officer and Chairman of the Board of i2 Delaware, to serve as a director of the Company, (ii) all individuals serving as officers of the Company immediately prior to the Merger resigned their positions with the Company and (iii) the officers of i2 Delaware were appointed as officers of the Company.

On February 27, 2004, the Company sold substantially all of its operating assets relating to the operations of The Transit Network to Intransit Media in exchange for InTransit Media assuming certain obligations and liabilities relating to such assets, pursuant to the Asset Purchase Agreement.

On March 5, 2004, in connection with the Merger and the Asset Sale, the Company changed its name from “Digital Data Networks, Inc.” to “i2 Telecom International, Inc.” and changed its ticker symbol on the over-the-counter electronic bulletin board from “DIDA” to “ITUI”.

As a result of the Merger and the Asset Sale, the Company’s operations now consist of the operations of i2 Delaware. For financial reporting purposes, i2 Delaware is the Company’s successor in interest as a result of the Merger. Financial statements of i2 Delaware, as an operating entity, provide the most relevant financial information available for the Company’s current operations for periods ended prior to the Merger. Consequently, unless otherwise stated, all financial information presented in this document for periods ended prior to the Merger is that of i2 Delaware and all financial information presented in this document for periods ended subsequent to the Merger is that of the Company on a consolidated basis.

On June 3, 2004, all of the Company’s then outstanding shares of preferred stock, including all of the shares of preferred stock issued pursuant to the Merger, were converted into shares of Common Stock in accordance with the applicable statement of rights of such preferred stock. Upon such conversion, the company had 34,414,098 shares of Common Stock outstanding.

Business of the Company

The Company, through its subsidiary, i2 Delaware, provides low-cost telecommunications services employing next-generation VoIP technology. These operations are based in Boca Raton, Florida, Atlanta, Georgia, Redwood City, California, Malaysia and China. The Company controls its own proprietary technology and outsources its production and service functions with strategic partners. The Company, through i2 Delaware, provides micro gateway adapters (InternetTalker(TM)), VoIP long distance and other enhanced communication services to subscribers. The Company’s proprietary technology platform is built to the SIP standard. The Company’s revenue model now includes prepaid revenue from the sale of i2 Delaware’s InternetTalker(TM) integrated access device, recurring monthly subscriptions, call minute termination and OEM royalties.

The Company’s proprietary technology platform is built to the SIP standard and offers the end user the following primary benefits:

•	near carrier grade quality of service;

•	low cost long distance calling worldwide;

•	broadband and dial-up technology in the Company’s InternetTalker (TM) IAD;

•	plug and play technology using traditional phones without professional installation; and

•	unlimited global calling among InternetTalker (TM) IAD users with a minimal monthly subscription.

The Company’s new management intends to focus solely upon VoIP as the Company’s primary line of business on a going forward basis. In addition, the Company’s new management is exploring various strategic alternatives, including partnering with other telecommunication companies, both foreign and domestic, and engaging in acquisitions of strategic competitors and/or telecommunication service providers. There can be no assurances that such efforts will be successful. The Company may finance these new business opportunities through a combination of equity and/or debt. If the Company determines to finance these opportunities by issuing additional equity, then such equity may have rights and preferences superior to the outstanding Common Stock or Preferred Stock Series D, and the issuance of such equity will dilute the ownership percentage of the Company’s existing shareholders. If the Company determines to finance these opportunities by incurring debt, then such debt may mot be available to the Company on favorable terms, if at all.

Industry Overview

The VoIP industry has grown dramatically from the early days of calls made through personal computers. VoIP is an alternative technology that can replace services provided by the traditional telephone network. VoIP technology translates voice into data packets, transmits the packets over data networks and reconverts them into voice at the destination. Unlike traditional telephone networks, VoIP does not use dedicated circuits for each telephone call; instead, the same VoIP network can be shared by multiple users for voice, data and video simultaneously. This type of data network is more efficient than a dedicated circuit network because the data network is not restricted by the one-call, one-line limitation of a traditional telephone network. This improved efficiency creates cost savings that can be passed on to the consumer in the form of lower rates or retained by the VoIP provider.

The Company believes that the growth of VoIP has been and continues to be driven primarily by:

•	increasing consumer demand for lower cost phone service;

•	improved quality and reliability of VoIP calls fueled by technological advances, increased network development and greater bandwidth capacity;

•	continuing domestic and international deregulation, opening new market opportunities for VoIP services;

•	new product innovations that allow VoIP providers to offer services not currently offered by traditional phone service companies; and

•	growing demand for long distance communication services driven by the increased mobility of the global workforce.

As a result of these developments, consumers, enterprises and telecommunications providers are continuing to embrace offerings from VoIP providers, such as those offered by the Company. Consumers, particularly in emerging markets, are increasingly using VoIP-enabled services, such as calling cards and Internet Protocol (“IP”) telephones, to realize significant cost savings on long distance calls. Enterprises are significantly reducing telephony expenses by using VoIP to link users within offices and around the world. VoIP enables telecommunications providers to reduce their network costs and to deliver new products and services that cannot be supported by traditional networks.

Competition

Domestically, the long distance market in the United States is highly competitive. The Company faces competition from several much larger providers and numerous similar-sized and smaller providers. This competition is based on price and service offerings, and the Company expects to continue to face competition based on price and service offerings from existing competitors. The principal competitive factors in the market include: price, quality of service, distribution, customer service, reliability, network capacity and the availability of enhanced communications services. Some of the Company’s competitors include AT&T, Inc., MCI, Inc., Sprint, Inc. and Regional Bell Operating Companies such as Southwestern Bell, Inc., all of which offer services and products competitive with the Company’s on the above factors, including offering their own pre-paid calling cards. Some providers, such as Vonage and Net2Phone offer VoIP services similar to what is offered by the Company.

Internationally, the competitive marketplace varies from region to region. In markets where the telecommunications marketplace has been fully deregulated, the competition continues to increase. Even a newly deregulated market allows new entrants to establish a foothold and offer competitive services relatively easily. Internationally, the Company’s competitors include both government-owned and incumbent phone companies and emerging competitive carriers. As consumers and telecommunications providers have come to understand the benefits that may be realized from transmitting voice over the Internet, a substantial number of companies have emerged to provide VoIP services. The principal competitive factors in the international market include: price, quality of service, distribution, customer service, reliability, network capacity, the availability of enhanced communications services and brand recognition.

Strategic Partnerships

The Company has entered into a key strategic partnership with China Unicom, the second largest carrier in China with greater than 90 million customers. The Company has also entered into a distribution agreement with Streamcast Networks, Inc., owners of Morpheus, Inc., for private labeling the Company’s products and services to their existing customers. Additionally, the Company has signed agreements with 12 international distributors in 45 countries and 16 domestic value added resellers and value added distributors domestically in the United States.

Products and Services

The Company’s products and services offered through i2 Delaware consist of i2 Delaware’s InternetTalker(TM) IAD and low cost long distance voice services pursuant to selected call plans. The InternetTalker(TM) IAD is a portable micro gateway that combines state-of-the-art chipset design with patent pending architecture and proprietary software to produce performance believed by the Company to exceed all previous VoIP gateway architectures. i2 Delaware uses highly optimized micro controllers and mixed signal integrated circuits, resulting in a very inexpensive and efficient communications platform. The Company believes that the quality of service issues common to previous VoIP designs (dropped calls, delays and echoes) have been greatly reduced. The Company’s state-of-the-art echo-canceling technology delivers sound quality comparable to a conventional phone call.

The InternetTalker(TM) IAD will initially enable users to:

•	make unlimited calls to other subscribers anywhere in the world using the customer’s existing phone (no new or special IP phone required), at no cost other than the initial cost of the InternetTalker (TM) IAD and the monthly subscription fee;

•	make long distance calls to people who use a normal telephone line using i2 Delaware’s least cost routing network that will provide competitive low cost long distance rates; and

•	make VoIP calls on the Company’s i2 Delaware micro gateway adapter.

The InternetTalker(TM) IAD is the size of a personal digital assistant and enables the user to make secure, worldwide phone calls over the Internet. As simple to install as a fax machine, broadband users simply connect their broadband Internet service to the InternetTalker(TM) IAD and plug in their regular phone. Dial-up customers adapt to the InternetTalker(TM) IAD through their personal computer. Customers then activate their account by visiting the Company’s website and are ready to make calls. A subscriber can make unlimited free calls to other subscribers located anywhere in the world for the cost of the InternetTalker(TM) IAD and a nominal monthly subscription fee. The subscriber can also make global long distance calls to people who use a standard telephone line through i2 Delaware’s least cost routing network at highly competitive long distance rates.

The Company will seek to introduce other enhanced services and products through its ongoing investment in research and development. The Company is attempting to develop wireless connectivity so that there will be no need for a physical wire connection for broadband connectivity. This would offer the user complete mobility within the home or office. The Company also is also seeking to provide cellular connectivity to the VoIP network through a personal microgateway.

Business Strategy

The Company’s primary objective is to become a leading low cost provider of domestic and international long distance communications services to small to middle market enterprises (“SMEs”), small office/home office (“SOHO”) users and individuals. The following is a summary of the key elements of the Company’s business and growth strategy:

•	Focus on markets with the highest long distance costs and Internet usage. The Company seeks to focus on markets with the highest long distance communications costs and Internet usage. Management believes its dual broadband and dial-up capability will enable the Company to penetrate these target markets more effectively.

•	Utilize multi-tiered indirect distribution channels in international markets. The Company intends to employ various distribution strategies in order to address its targeted international markets in an efficient manner. Based upon the individual characteristics of each market, the Company intends to leverage its relationships with telephone companies, major OEMs, cable companies, Internet Service Providers (“ISPs”) and distributors.

•	Utilize specific retail channels in the domestic market. Due to the competitive nature of the market in the United States, the Company will seek to concentrate its sales and distribution efforts in a differentiated manner as compared to other VoIP providers using a micro gateway. The Company intends to leverage retail distribution through OEM agreements with large technology product manufacturers. The Company believes this distribution strategy will be an efficient means of targeting the SME and SOHO segments in the United States.

•	Seek OEM licensing opportunities. The Company is actively seeking additional licensing agreements with large communications equipment suppliers that would not only pay licensing fees, but would also market the use of the Company’s network services to its customer base.

•	Control introduction of new products and services. The Company believes it will be able to provide more innovative products on an expedited basis because, through i2 Delaware, it owns and controls its proprietary technology. i2 Delaware has many additional products in development, including (i) an integrated micro gateway with a router which incorporates a full featured router with the InternetTalker(TM) IAD, (ii) a wireless micro gateway which incorporates a wireless Ethernet Bridge card with the InternetTalker(TM) IAD and (iii) various wireless and cellular applications.

•	Outsource all elements of production and service delivery. In order to reduce overhead and capital expenditure requirements, the Company intends to rely, as i2 Delaware did prior to the Merger, upon outsourcing with strategic partners.

Sales and Marketing

The Company’s sales and marketing efforts are primarily focused on international markets with an emphasis on Asia Pacific, Central and South America as well as Europe. The Company believes these markets have the highest cost of long distance service and thus provide the greatest opportunity for the Company to offer significant cost savings to end users. To reach the end user segment, the Company will utilize an indirect sales strategy that leverages strategic relationships with telephone companies, major OEMs, cable companies, ISPs and distributors.

Since the United States is the most price competitive market, the Company is targeting the domestic market through a differentiated approach of retail channels, agents, selected OEMs and CLECs.

Customer Service

The Company’s customer support center is outsourced to Verso Technologies, Inc., which provides multi-lingual, 24/7 Tier 1 and Tier 2 support with established escalation procedures and associated response metrics. Tier 3 support will be maintained through the Company’s engineering office in California. The Company is endeavoring to be in a position to eventually offer 24/7 customer support services to further refine quality of service. Pursuant to its overall business strategy, the Company may elect to outsource this function in the future. The Company has developed a website which serves as both a showroom and a customer information access point. The website is the cornerstone for domestic and international information retrieval, the service plans and call rates for specific countries as well as frequently asked questions. It also functions as a full e-commerce site through its ability to support provisioning, account set up, the addition of pre-paid minutes to accounts, account status and account inquiry.

The Company intends to implement a variety of methods in order to target online customers to visit its website and make a purchase. The Company expects banner advertisements on key portals or high traffic websites and search engines to provide the Company with a web presence. The Company intends to use qualified e-mail solicitations with limited time discounted offers and bargain deals to drive its message into the inbox of potential clients. An online marketing campaign will also be designed to create awareness and drive sales from the website.

Manufacturing

The Company outsources the manufacturing of i2 Delaware’s InternetTalker(TM) IAD through Solectron Corporation in Shanghai, China. Solectron Corporation is one of the largest manufacturers of electronic products globally. The Company believes that is has negotiated a very favorable, low cost manufacturing contract that leverages Solectron Corporation’s purchasing power and global scale. The Company has also identified alternative sources of production.

Employees

As of September 17, 2004, the Company had 35 employees, of whom 14 are located at its headquarters in Boca, Raton Florida, and 10 are located at its engineering facility in Redwood City, California, 6 are located in Atlanta, Georgia and 3 are located in China. All of such employees provide services in connection with the operations of the Company’s subsidiary, i2 Delaware.

PROPERTIES

The Company leases approximately 1,370 square feet in Dallas, Texas, which, until the Asset Sale in February 27, 2004, served as the Company’s headquarters. Under such lease, the Company is obligated to pay rent of $2,340 per month until the lease terminates in October 31, 2005. In connection with the Asset Sale, the Company assigned this lease to InTransit Media. The Company’s future minimum lease obligations under the lease for the facility in Dallas, Texas are as follows:

December 31, 2004	$28,080
December 31, 2005	23,400
December 31, 2006	-0-
December 31, 2007	-0-
December 31, 2008	-0-

$51,480

i2 Delaware leases approximately 4,500 square feet in Boca Raton, Florida which, as of the Merger, serves as the Company’s headquarter operations, and approximately 6,000 square feet in Redwood City, California for i2 Delaware’s engineering center at monthly rents of $9,350 and $9,000, respectively. i2 Delaware is obligated under the lease for the facility in Boca Raton, Florida until it terminates on January 31, 2005. The lease for the facility in Redwood City, California is a month-to-month lease which i2 Delaware may terminate with appropriate notice. At the present time, the Company has no intentions of relocating i2 Delaware’s engineering facility and neither i2 Delaware nor the Company is obligated to enter into any additional lease with respect to the facility in Redwood City, California.

i2 Delaware also leases 5,000 square feet of office space in Atlanta, Georgia, at a monthly rent of $7,800 under a lease which terminates on July 31, 2005. i2 Delaware has subleased this space to an independent third party for a monthly rent of $7,800 under a sublease which expires on January 31, 2005.

Additionally, i2 Delaware leases approximately 100 square feet in Atlanta, Georgia for use by its Network Operations Center, at a monthly rent of $5,500 under a lease that terminates on October 31, 2006.

As of October 1, 2004, future minimum lease obligations for i2 Delaware under all operating leases are as follows:

December 31, 2004	$69,111
December 31, 2005	138,420
December 31, 2006	-0-
December 31, 2007	-0-
December 31, 2008	-0-

$207,531

The Company believes that its leased facilities are adequate to meet its current needs and that additional facilities are available to the Company if it determines such additional facilities are necessary.

LEGAL PROCEEDINGS

On December 22, 2003, Darius Mostowfi, Teng Lew Lim, Fung Chee Lim and Teng Howe Lim, former stockholders of SuperCaller, filed a lawsuit against i2 Delaware in the United States District Court for the Northern District of California, San Francisco Division. The plaintiffs allege that i2 Delaware and certain of its affiliates and representatives deceived the plaintiffs into selling SuperCaller to i2 Delaware, among other things. A hearing occurred on May 13, 2004, with respect to a motion made by i2 Delaware to move the case to arbitration and to remove the plaintiffs’ counsel from the case, among other matters. The outcome of the hearing was that the presiding judge has taken all arguments under advisement. Management believes the suit has no merit and plans to vigorously defend the lawsuit. A decision by the judge is expected on or before February 2005.

On December 23, 2003, i2 Delaware filed a lawsuit against Sean McCann and others in Superior Court of the State of California, County of Los Angeles, Central District, for breach of contract, money due, fraud and negligent misrepresentation. i2 Delaware alleged that, in October 2003, it entered into an agreement to acquire VoIP subscribers from an entity which claimed to be a well-known file sharing service, and i2 Delaware paid $118,000 pending the execution of a definitive agreement. Upon the failure to execute a definitive agreement, the original agreement was terminated and all monies paid were to be returned to i2 Delaware. Upon the failure to return the amounts due, i2 Delaware filed a lawsuit to recover the amounts paid. On April 9, 2004, i2 Delaware received a summary judgment and is pursuing collection. For the year ended December 31, 2003, i2 Delaware recorded on its financial statements an expense of $118,000 as it believed the collection of this amount was uncertain. The Company concurs with this assessment.

On February 21, 2003, Naren Chaganti filed a lawsuit against i2 Delaware and others in the United States District Court, Eastern District of Missouri, St. Louis Division, to recover an amount allegedly due Mr. Chaganti for patent preparation and filings. Based on the present status of these litigation matters, management believes these matters will not ultimately have a material effect on the results of operations, financial position, or cash flows of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Set forth below is certain information, as of September 17, 2004, concerning each of the directors of the Company. Each of the individuals listed below shall serve as a director of the Company until the next annual meeting of the Company’s shareholders and until their successors have been elected and qualified, or until their resignation, death or removal.

Name	Age	Position

Paul R. Arena	46	Chief Executive Officer, President, Secretary and Chairman of the Board of Directors

Dr. Audrey L. Braswell	75	Director

Robert F. Hussey	54	Director

Bernard R. Kossar	72	Director

Hubert Phipps	46	Director

Certain additional information concerning the individuals named above is set forth below. This information is based on information furnished to the Company by each director. Except as set forth below, each of the directors has been engaged in his principal occupation during the past five years.

Paul R. Arena has served as a director, Chief Executive Officer, Chairman of the Board and Secretary of the Company since February 26, 2004. Furthermore, Mr. Arena has served as President of the Company since September 2, 2004. Mr. Arena was the founder of i2 Delaware and has served as Chairman of the Board and Chief Executive Officer of i2 Delaware since i2 Delaware’s inception in February 2002. From April 2000 to the present, Mr. Arena has been engaged as Chairman and Chief Executive Officer of AIM Group, Inc., a personal holding company specializing in materials for the wire and cable industry. In July 1994, Mr. Arena founded Cereus Technology Partners, Inc. (“Cereus”), a publicly traded technology company. Mr. Arena served in an executive capacity with Cereus and its predecessor companies, including Chairman and Chief Executive Officer, from May 1991 to April 2000. From June 1990 to May 1991, Mr. Arena was a financial business consultant. From February 1988 to January 1990, he served as a Senior Vice President and partner of Gulfstream Financial Associates, Inc., a subsidiary of the Kemper Group, Inc.

Dr. Audrey L. Braswell has served as a director of the Company since June 3, 2004 and as a director of i2 Delaware since February, 2002. Since 1974, Dr. Braswell has served as President and owner of Vista Pacifica Enterprises, Inc., an operator of several health care facilities in California. For the past 35 years, Dr. Braswell has been engaged in various levels of health, education, and social assistance activities. Dr. Braswell is also a real estate developer of residential, commercial and industrial properties.

Robert F. Hussey has served as a director of the Company since November 1997 and a member of the Company’s Audit Committee (the “Audit Committee”) since February 1998. Mr. Hussey was President and Chief Executive Officer of MetroVision of North America, Inc., a niche cable television company, from February 1991 until April 1997, when the company was sold. Mr. Hussey has been a director of Axcess International, Inc., a web based security company, since May 1993; Nur Macroprinters Ltd., a large format digital printer, since December 1997; Distributed Power, Inc., an alternative energy supplier, since April 2000; Digital Lightwave, Inc., a testing equipment company, since August 2000; and Butler International, Inc. since July 2003.

Bernard R. Kossar has served as a director of the Company and a member of the Audit Committee since April 21, 2004. Mr. Kossar has also served as a director of i2 Delaware since February 2003. From 1988 to 1994, Mr. Kossar served as Chairman of the Board and Chief Executive Officer of OW Office Warehouse, Inc., an office supply company, which was later sold to the Office Max Division of K-Mart Corporation in 1994. From 1986 to 1987, Mr. Kossar served as Chairman of the Board and Chief Executive Officer of HQ Home Quarters, Inc., which Mr. Kossar purchased from NYSE listed W.R. Grace, Inc. and later sold to Hechinger’s, Inc. in 1988. From 1982 to 1986, Mr. Kossar served as a Senior Vice President of W.R. Grace, Inc. retail group that had eight operating subsidiaries with annual sales in excess of $1.5 billion. During 1981, Mr. Kossar served as President and Chief Operating Officer of Regal Accessories and Special Advisor to the Chairman and Chief Executive Officer of Great Atlantic & Pacific Tea Company. From 1978 to 1980, Mr. Kossar served as President and Chief Operating Officer of Vornado, Inc., a NYSE listed company engaged in various real estate holdings. From 1965 to 1978, Mr. Kossar served as President and Chief Operating Officer of Franklin Stores, Inc., a NYSE listed company with 278 ladies apparel and discount department store locations nationally. Mr. Kossar practiced law with the firm of Van Buren, Schreiber & Kaplan from 1960 to 1965. Mr. Kossar currently serves as a member of the Board of Directors of the Tel-Aviv Foundation—American Committee, a Trustee of Syracuse University, a member of the Advisory Board and guest lecturer for the Syracuse University School of Management and a member of the Advisory Board for Syracuse University College of Law.

Hubert Phipps has served as a director of the Company since June 3, 2004 and a director of i2 Delaware since October 2003. From 1996 to 2001, Mr. Phipps served as President, Chief Executive

Officer and owner of Fedco Drugs, Inc., a regional drugstore chain. From 1989 to 1995, Mr. Phipps served as President, Chief Executive Officer and owner of Investor’s Real Estate Network, Inc., a real estate brokerage firm located in West Palm Beach, Florida that sold residential and commercial properties.

Anthony F. Zalenski has served as a director of the Company since April 21, 2004 and served as President and Chief Operating Officer of the Company from February 26, 2004 to September 2, 2004. Mr. Zalenski also served as President, Chief Operating Officer and director of i2 Delaware from June 2002 to September 2, 2004. From 2000 to 2001, Mr. Zalenski served as Chairman, Chief Executive Officer and President of SoftMountain, Inc., an enterprise software start-up company. From 1994 to 2000, Mr. Zalenski served as President and Chief Executive of Boca Research, Inc. From 1987 to 1994, Mr. Zalenski served as Corporate Vice President and Chief Operating Officer of Motorola UDS/ISG. Prior to Motorola, Mr. Zalenski was a founding member of Isacomm, a telecommunications startup, subsequently purchased by US Sprint.

In connection with the Merger and pursuant to the Merger Agreement, the Company has agreed to cause Mr. Hussey to be nominated for election as a director of the Company at this Meeting and any annual meeting of shareholders of the Company occurring before February 26, 2005.

There are no family relationships among any of the directors of the Company. Except as disclosed above, no arrangement or understanding exists between any director and any other person pursuant to which any director was selected to serve as a director. To the best of the Company’s knowledge, (i) there are no material proceedings to which any director of the Company is a party, or has a material interest, adverse to the Company; and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any of the directors during the past five years.

Executive Officers

The following table sets forth the name of each executive officer of the Company, the office held by such officer and the age, as of September 17, 2004, of such officer:

Name	Age	Position

Paul R. Arena	46	Chief Executive Officer, President, Secretary and Chairman of the Board

Douglas F. Bender	53	Senior Vice President of Sales and Marketing and Senior Vice President of Business Development

Mark A. Bridges	38	Vice President – Director of Network Operations

David C. Burns	43	Chief Financial Officer

Fenn King	56	Senior Vice President – General Manager of Asia Pacific

Ming King	53	Vice President – General Manager of China

Jerry Lumpkin	46	Senior Vice President – Americas Sales

Frederick L. Scherle	50	Senior Vice President – Marketing

Ronald L. Roswell, Jr.	42	Chief Information Officer – Vice President

Certain additional information concerning the individuals named above is set forth below. This information is based on information furnished to the Company by each officer. Executive officers of the Company are elected or appointed by the Board of Directors and hold office until their successors are elected or until their death, resignation or removal, subject to the terms of applicable employment agreements.

Douglas F. Bender has served as Senior Vice President of Sales and Marketing and Senior Vice President of Business Development of the Company since February 26, 2004. Mr. Bender has also served as General Manager and Senior Vice President—Business Development of i2 Delaware since November 2002, where Mr. Bender is responsible for i2 Delaware’s California operations, which includes the engineering and manufacturing operations. Prior to joining i2 Delaware, Mr. Bender was one of the co-founders of RealVue Simulation Technologies Inc., a developer of run-time simulation products for industrial and manufacturing companies. From 2000 to 2002, Mr. Bender co-founded and developed the initial concepts for a software start-up venture that was integrated into what is now SoftMountain Inc. From January 1999 to October 19999, Mr. Bender served as Vice President of Engineering at Splash Technology Inc. From 1992 to January 1999, Mr. Bender served as Vice President of Engineering and Operations for Western Development Laboratories, Inc., a Division of Loral Corporation, which was acquired by the Lockheed Martin Corporation in 1996.

Mark A. Bridges has served as Vice President—Director Network Operations since February 26, 2004. Mr. Bridges has also served as Director—Network Operations of i2 Delaware since January 2003. From 2001 to 2003, Mr. Bridges was a member of the technical staff at Lucent Technologies Inc., developing the SIP (Session Initiation Protocol) for the Lucent Softswitch. From 2000 to 2001, Mr. Bridges was Director of Software Engineering for Fiberspans Corporation, developing a mini-DSLAM for the Telco marketplace. From January 2000 until December 2000, Mr. Bridges served as Director of Intelligent Network Service and a member of the Architecture team at Z-Tel Technologies Inc. From 1998 to 1999, Mr. Bridges served as an AIN consultant for Nortel Networks Corporation and worked on Class-5 feature development for Siemens AG.

David C. Burns has served as Chief Financial Officer of the Company since September 2, 2004. From March 2004 until September 2, 2004, Mr. Burns served as Vice President of Finance of the Company. From 2000 to 2002, Mr. Burns served as Managing Partner and Chief Financial Officer of Tego Communications, Inc., an in-building wireless infrastructure firm. From 1997 to 2000, Mr. Burns served as Managing Director of Mergers and Acquisitions of SBA Communications, Inc., a wireless communications infrastructure company. From 1990 to 1994, Mr. Burns worked at Goldman Sachs, Inc., a New York based investment bank. Mr. Burns started his career with Ernst and Young LLP, a large public accounting firm. Mr. Burns is a cum laude graduate from the University of Tennessee, Knoxville, with a BS in accounting and holds an MBA from Vanderbilt University’s Graduate School of Business. Mr. Burns is also a Certified Public Accountant.

Fenn King, Ph.D., has served as the Company’s Senior Vice President and General Manager of Asia Pacific since April 27, 2004. From 2003 until joining the Company, Dr. King was the General Manager for International Integrated Solutions, Inc., a business solutions provider, in Taipei, Taiwan. From 2002 until 2003, Dr. King was the Managing Director for The Institute for Business Performance, Inc. a business consulting firm, in San Jose, California. From 2002 until 2002, Dr. King was the Senior VP of Worldwide Sales and Marketing for Mediaring.com, Inc., a voice over Internet protocol company, in Singapore. Dr. King was with IBM, Corp., from 1984 until 2000, at IBM’s headquarters in New York, where he was the Director of Worldwide Marketing and the Director of Asian Pacific Marketing.

Dr. King holds a BS from Dan Jiano, Taiwan, a MS in Mathematics from Taiwan University, a MS in Mathematics and Statistics from the State University of New York at Buffalo and a Ph.D. in Mathematics, from the State University of New York at Buffalo.

Ming King has served as the Company’s Vice President and General Manager of China since April 27, 2004. From 2002 until joining the Company, Ms. King was Senior Vice President of Business Development for Mobile Radius, Corp., a wireless billing company, in Cupertino, California. From 2000 until 2002, Ms. King was Vice President, Worldwide Business Development for Mediaring.com, Inc., a voice over Internet protocol company, in Singapore. From 1995 until 1999, Ms. King was Corporate Executive Vice President for Spectrum International, Inc. a sports development firm. From 1993 until 1995, Ms. King was Senior Vice President of Marketing, for International Christian Broadcasting Corp., a broadcasting company. Ms. King was the Market Development Manager for IBM, Corp., in Tokyo, Japan, from 1978 until 1993. Ms. King holds a BA in English Literature, from Soo-Chow University, Taiwan, a MA in Education from Coppin State College, Baltimore, MD and a MS in Computer Science from the State University of New York at Buffalo.

Jerry Lumpkin has served as Senior Vice President- Americas Sales of the Company since February 26, 2004. Mr. Lumpkin has also served as Senior Vice President- Americas Sales of i2 Delaware since 2003. From 2002 to 2003, Mr. Lumpkin served as General Manager of the Goldmine brand and Senior Vice President of Marketing for FrontRange Solutions, Inc., a contact management software developer. From 1999 to 2002, Mr. Lumpkin served as Senior Vice President-Marketing for North America at Ingram Micro Inc., a Fortune 100 global wholesale information technology distributor, where he was responsible for global market and channel development, the channel-based eSolutions initiative, worldwide vendor relations, channel marketing strategies, business development and marketing communications. Mr. Lumpkin studied business management at the University of South Carolina—Spartanburg, and industrial engineering at Clemson University.

Frederick L. Scherle has served as Senior Vice President of Marketing for the Company since February 2004. Mr. Scherle has also served as Senior Vice President of Marketing of i2 Delaware since August 2003. From 1995, until July 2003, Mr. Scherle was president and founder of Bravo! Marketing, Inc., an integrated marketing communications agency. From 1993 to 1995, Mr. Scherle was President of Kelly Micro Systems, a computer memory manufacturer. Between 1992 and 1993, Mr. Scherle was the Director of Technology Development for the State of Utah. Prior to 1992, Mr. Scherle held senior level marketing positions with Silicon Graphics, Inc., Computer Craft, Inc. and Software Techniques, Inc.

Ronald L. Roswell, Jr., has served as Chief Information Officer and Vice President of the Company since February 26, 2004. Mr. Roswell has also served as Chief Information Officer and Vice President of i2 Delaware since June 2002. Prior to joining i2 Delaware, Mr. Roswell served as Director of Business Operations for i2 Telecom International, Inc. from July 1999 to August 2001. Mr. Roswell also served as the Southern U.S. Vice President and General Manager of Cereus and as President and founder of Enterprise Solutions Group Inc., an information technology-consulting firm. From 1993 to 1999, Mr. Roswell served as a controller for L’Angel Products Inc From 1991 to 1993, Mr. Roswell served as an audit and tax specialist for Arthur Andersen LLP. Mr. Roswell is a Certified Public Accountant

Information regarding the business experience of the directors of the Company who also serve as executive officers of the Company is set forth under the section of this document titled “Additional Information About the Company — Directors and Executive Officers — Directors.”

There are no family relationships among any of the executive officers or directors of the Company. No arrangement or understanding exists between any executive officer and any other person pursuant to which any executive officer was selected to serve as an executive officer. To the best of the Company’s knowledge, (i) there are no material proceedings to which any executive officer of the Company is a party, or has a material interest, adverse to the Company; and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any executive officer during the past five years. Executive officers of the Company are elected or appointed by the Board of Directors and hold office until their successors are elected and qualified, or until their death, resignation or removal, subject to the terms of applicable employment agreements.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Director Compensation

As compensation for board fees and for rendering extraordinary service to the Company in 2003, in January 2004, the Board of Directors awarded each then-serving director of the Company, James F. Biagi, Robert F. Hussey and Donald B. Scott, 100,000 shares of Common Stock.

Executive Compensation

The following table sets forth certain information regarding cash and non-cash compensation paid by the Company during each of the Company’s last three fiscal years to the Company’s Chief Executive Officer and the other most highly compensated executive officers of the Company whose annual compensation exceeded $100,000 during the fiscal year ended December 31, 2003 (the “Named Executive Officers”).

Name and Principal Position	Year	Salary		Bonus		Long-Term Compensation Awards Securities Underlying Options
Donald B. Scott, President and Chief Executive Officer(1)	2003 2002 2001		$-0- -0- -0-	$ $	-0- 9,000 10,000	-0- -0- -0-
Richard J. Boeglin, Chief Financial Officer and Vice President, Finance and Operations(2)	2003 2002 2001	$ $	107,511 103,539 104,667		$-0- 5,500 -0-	-0- -0- 20,000
Susan E. Hassel, Vice President Sales(3)	2003 2002 2001		$146,376 140,860 139,088		$-0- 4,000 -0-	-0- -0- 20,000

(1)	Mr. Scott also received $9,000 and $10,000 as payment of board fees for services performed by him during 2002 and 2001, respectively, in his capacity as a director. Mr. Scott ceased serving as an executive officer of the Company on February 26, 2004 and ceased serving as a director of the Company on April 15, 2004.

(2)	In February 2004, Mr. Boeglin received 25,000 shares of Common Stock in recognition of extraordinary services rendered to the Company by Mr. Boeglin during 2003. Mr. Boeglin ceased serving as an executive officer of the Company on February 26, 2004.

(3)	In February 2004, Ms. Hassel received 25,000 shares of Common Stock in recognition of extraordinary services rendered to the Company by Ms. Hassel during 2003.

There were no options granted to, or exercised or held by, the Named Executive Officers at December 31, 2003 or during the year then ended. Ms. Hassel ceased serving as an executive officer of the Company on February 26, 2004.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information regarding the beneficial ownership of Common Stock as of September 17, 2004, by (i) each shareholder who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) each director; (iii) each Named Executive Officer; and (iv) all executive officers and directors of the Company as a group. All beneficial ownership information reported below is based upon publicly available information and certain additional information known to the Company.

	Common Stock Beneficially Owned (1)
Name of Beneficial Owner(2)	Number of Shares of Common Stock	Percentage of Class (3)
Paul R. Arena ‡ † (4)	4,380,117	12.2%
Douglas F. Bender‡ (5)	926,056	2.6%
Richard J. Boeglin	25,000	*
Audrey L. Braswell† (6)	3,025,493	8.4%
Mark A. Bridges‡ (7)	254,958	*
David C. Burns‡	0	—
Susan E. Hassel	25,000	*
Robert F. Hussey †	482,134	1.4%
Fenn King‡	0	—
Ming King‡	0	—
Bernard R. Kossar† (8)	3,059,465	8.3%
Jerry A. Lumpkin‡ (9)	498,286	1.4%
Hubert Phipps† (10)	3,489,383	10.0%
Ronald Roswell, Jr. ‡ (11)	525,014	1.5%
Frederick Scherle‡ (12)	375,303	1.1%
Donald B. Scott	362,742	1.0%
All executive officers and directors as a group (13 persons) (13)	17,016,208	47.6%

†	Director of the Company

‡	Officer of the Company

*	Less than 1% of the issued and outstanding shares of the Common Stock.

(1)	Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days of September 17, 2004, are treated as outstanding only when determining the amount and percentage owned by such individual or group.

(2)	The address of each executive officer of the Company is 301 Yamato Road, Suite 2112, Boca Raton, Florida 33431.

(3)	In accordance with regulations of the SEC, the percentage calculations are based on 34,846,367 shares of Common Stock issued and outstanding as of September 17, 2004, plus shares of Common Stock which may be acquired within 60 days of September 17, 2004, by each individual or group listed.

(4)	Includes 60,723 shares held by Mr. Arena’s wife, 83,712 shares held in trust for the benefit of Mr. Arena’s children and 919,059 shares of Common Stock issuable upon exercise of certain options and warrants.

(5)	Includes 609,015 shares of Common Stock issuable upon exercise of certain options and warrants.

(6)	Includes 1,302,185 shares of Common Stock issuable upon exercise of certain options and warrants. Includes 1,723,308 owned of record by Braswell Enterprises, LP, of which Dr. Braswell is a general partner. The address of Dr. Braswell and Braswell Enterprises, LP is 13600 Diamond Point Road, Yucaipa, California 92399.

(7)	Includes 162,773 shares of Common Stock issuable upon exercise of certain options and warrants.

(8)	Includes (i) 1,993,140 shares of Common Stock issuable upon exercise of certain options and warrants, (ii) 597,942 shares of Common Stock held by Millennium Partners, over which Mr. Kossar exercises voting and dispositive power, and (iii) 468,383 shares of Common Stock held in a grantor annuity trust over which Mr. Kossar exercises voting and dispositive power.

(9)	Includes 282,362 shares issuable upon exercise of certain options and warrants and 215,924 shares of Common Stock held jointly with Mr. Lumpkin’s wife.

(10)	Mr. Phipps’ address is 34913 Whiskey Hill Lane, Route 611, Middlebury, Virginia 20118.

(11)	Includes 199,314 shares of Common Stock issuable upon exercise of certain options and warrants.

(12)	Includes 166,095 shares of Common Stock issuable upon exercise of certain options and warrants.

(13)	Includes 5,633,942 shares of Common Stock issuable upon exercise of certain options and warrants.

Certain Relationships and Related Transactions

During the period June 1996 through July 1997, through advances and the payment of personal expenses, the Company’s then President, Chairman of the Board and Chief Executive Officer, Mr. Scott, owed the Company approximately $42,000. The Company has been accruing interest at various rates on this amount over the years. The Board of Directors awarded Mr. Scott $20,000 for services performed as a director in 1999 (of which $10,000 was used to reduce his note with the Company), $10,000 was awarded for services performed as a director in 2000, $10,000 was awarded for services performed as a director in 2001 (which was used to reduce his note with the Company), and $9,000 was awarded for services performed as a director in 2002. As of December 31, 2003, the balance of Mr. Scott’s receivable was approximately $40,000, including accrued interest, which was fully reserved at December 31, 2003.

At December 31, 2003, the Company had a receivable from Mr. Hussey, a director of the Company, in the amount of $71,925, pursuant to the terms of a 5% promissory note. The note was collateralized by shares of Common Stock owned by Mr. Hussey. During 2002, the Company recorded a reserve for uncollectibility for the full amount of the note and accrued interest. In March 2003, pursuant to an arrangement with Mr. Hussey, the Board of Directors awarded a $70,000 consulting fee (to be applied to the note, which had a balance at the time of this award of approximately $69,200) for services in finding a reverse merger candidate for the Company and consummating the reverse merger transaction prior to September 30, 2003. This arrangement was subsequently extended to September 30, 2004. Pursuant to the terms of the arrangement, if the Company did not consummate a reverse merger transaction by September 30, 2004, the $70,000 note would become due and payable to the Company on such date. The Company consummated a reverse merger on February 26, 2004.

In February 2004, the Company issued the following shares of Common Stock to directors of the Company as payment for board fees for 2003 and in recognition of the extraordinary service rendered by such directors to the Company during 2003: (i) 100,000 shares of Common Stock to Mr. Scott, a then director and executive officer of the Company; (ii) 100,000 shares of Common Stock to Mr. Biagi, Jr., a then director and officer of the Company; and (iii) 100,000 shares of Common Stock to Mr. Hussey, a director of the Company.

In February 2004, the Company also issued the following shares of Common Stock to certain executive officers of the Company in recognition of the extraordinary service rendered by such officers to the Company during 2003: (i) 25,000 shares of Common Stock to Richard J. Boeglin, then Vice President of Finance and Operations and Chief Financial Officer of the Company; and (ii) 25,000 shares of Common Stock to Susan E. Hassel, then Vice President—Sales of the Company.

In February 2004, the Company paid the following bonuses and issued the following shares of Common Stock to the directors of the Company as payment for board fees for January 2004 and in recognition of the extraordinary service to the Company rendered by such directors in 2004: (i) to

Mr. Scott, Jr., 150,135 shares of Common Stock and a $40,000 bonus; (ii) to Mr. Biagi, Jr., 150,134 shares of Common Stock; and (iii) to Mr. Hussey, 150,134 shares of Common Stock and a $70,000 bonus. These awards of stock and bonus were subject to the execution of the Merger Agreement. The bonuses awarded to Mr. Scott and Mr. Hussey were applied to the Mr. Scott’s and Mr. Hussey’s outstanding indebtedness to Company in full satisfaction thereof.

The Company believes that the foregoing transactions with its officers and directors were on terms no less favorable than could have been obtained from independent third parties. There are no material relationships between the Company and its directors or executive officers except as previously discussed herein. In the ordinary course of business and from time to time, the Company and its affiliates and subsidiaries may do business with each other.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

During 2003 and 2002, the Company generated revenue in the out-of-home advertising industry through its Transit Network operation, which sold advertising on its digital information network. During 2003, the Transit Network’s digital information network consisted of a network of computerized electronic displays that delivered information, both text and graphics, to riders on-board public transit vehicles, utilizing an FM subcarrier signal to transmit the data. During 2003, The Transit Network operated its digital information network on the DART bus and rail system.

On February 26, 2004, a wholly-owned subsidiary of the Company merged with and into i2 Delaware, whereby i2 Delaware became a wholly-owned subsidiary of the Company. In connection with the Merger, the former stockholders of i2 Delaware became entitled to receive shares of the Company’s Common Stock and Preferred Stock constituting up to 88.44% of the Company’s voting securities, assuming the issuance of all contingent consideration which such stockholders may become entitled to receive pursuant to the Merger Agreement upon the outcome of certain pending litigation against i2 Delaware.

On February 27, 2004, the Company consummated the Asset Sale whereby it sold substantially all of its operating assets relating to the operation of The InTransit Network to InTransit Media in exchange for InTransit Media assuming certain liabilities and obligations relating to such assets.

On March 5, 2004, the Company changed its name from “Digital Data Networks, Inc.” to “i2 Telecom International, Inc.” and changed its ticker symbol on the over-the-counter electronic bulletin board from “DIDA” to “ITUI”.

As a result of the Merger and the Asset Sale, all of the operations of the Company now consist of the operations of its wholly-owned subsidiary, i2 Delaware. For financial reporting purposes, i2 Delaware is the Company’s successor in interest as a result of the Merger. Financial statements of i2 Delaware, as an operating entity, provide the most relevant financial information available for the Company’s current operations for periods ended prior to the Merger. Consequently, unless otherwise stated, all financial information presented in this document for periods ended prior to the Merger is that of i2 Delaware and all financial information presented in this document for periods ended subsequent to the Merger is that of the Company on a consolidated basis. The audited financial statements for the Company as of and for the period ended December 31, 2003 and 2002 are included elsewhere in this prospectus.

i2 Delaware is a low-cost telecommunications service provider employing next-generation VoIP technology with operations based in Boca Raton, Florida, Atlanta, Georgia, Redwood City, California, and China. The operations of the Company as currently conducted are described in the sections of this document titled “Summary – Business of the Company” and “Additional Information About the Company – Business”.

Results of Operations

Results of operations for the year ended December 31, 2003 compared with the results of operations for the period from February 28, 2002 (date if inception) to December 31, 2002.

Revenues increased from $0 for the period ended 2002 to $146,664 for the year ended 2003. Revenues increased as a result of Company being a start-up entity during the 2002 period. The Company began selling both its IAD as well as long distance minutes during 2003 compared to the 2002 period when the Company was still developing is IAD product and network.

Cost of revenues increased from $16,962 for the period ended 2002 to $395,251 for the year ended 2003. This increase is attributable to the Company being a pure start-up entity during the 2002 period. During 2003 the Company began seeing revenues from both long distance minutes and fees charged to distributors as compared to the period ended 2002.

Gross profit for the year ended 2003 was negative $248,586 as compared to a negative $16,962 for the period ended 2002. Again, the decrease in gross profit is attributable to the Company being a start-up entity during the 2002 period, During 2002, the Company had no sales and therefore the gross profit comparison is not meaningful.

Loss from operations for year ended 2003 as compared to the period ended 2002 increased from $1,492,910 to $5,026,628. Total selling, general and administrative expenses increased from $1,475,948 to $4,778,042 for the year ended December 31, 2003 as compared to the period ending 2002. The majority of the selling, general and administrative increase came from increased personnel costs, increased rent expense, increases in engineering and production costs associated with moving the Company from a start-up business into an operating business.

Finally, net loss for the year ended 2003 was $5,354,608 as compared to a net loss for the period ended December 31, 2002 of $1,501,409. The increased net loss is again a result of the Company’s continued spending on developing its business model, the costs associated with expanding its sales force and the continued research and development expenditures on the Company’s IAD product.

	For the Year / Period Ended December 31,
	2003	2002	Variance	Percentage
Gross Revenue	$146,665	$0	$146,665	100%
Cost of Sales	395,251	16,962	378,289	2,230%

Gross Profit	$(248,586)	$(16,962)	$(231,624)	1,365%
Operating Expenses:
General and Administrative Expenses	4,778,042	1,475,948	3,302,094	224%
Other Income (Expense) Net	(327,980)	(8,499)	(319,481)	3,759%

Net Loss	$(5,354,608)	$(1,501,409)	$(3,853,200)	257%

Results of operations for the three-months ended June 30, 2004 compared with the results of operations for the three-months ended June 30, 2003.

Revenues increased from $29,550 for the second quarter of 2003 to $138,944 for the second quarter of 2004. The increase in revenues was driven by increased sales of the Company’s IAD unit, coupled with increased billings for long distance minutes consumed by the Company’s customer base and fees charged for distributor agreements.

Cost of revenues decreased slightly from $136,755 for second quarter of 2003 to $115,269 for second quarter of 2004. This decrease is attributable to revenues consisting of more long distance minutes and fees charged to distributors during the second quarter of 2004 as compared to the second quarter of 2003 when sales consisted of the more costly to produce IAD relative to the cost of long distance minutes.

Gross profit for the second quarter of 2004 was $23,675 as compared to a negative $107,205 for the second quarter of 2003. Again, the increase in gross profit is attributable to the Company selling more long distance minutes and fees charged to distributors in the second quarter of 2004 as compared with the second quarter of 2003 when the more costly MG-2 was the primary source of sales.

Loss from operations for the second quarter of 2003 as compared to the second quarter of 2004 increased from $835,575 to $1,501,368. Total sales, general and administrative expenses increased from $728,370 to $1,525,043 in the second quarter of 2003 as compared to the second quarter of 2004. This increase was largely attributable to the quarter over quarter increase in sales, general and administrative expenses of approximately $310,000. The majority of the increase in sales, general and administrative resulted from increased personnel costs and increased legal and accounting fees due to the Merger.

Net loss for the second quarter of 2004 was $1,508,243 as compared to a net loss for the second quarter of 2003 of $868,773.

The Company’s accounts receivable balance increased between June 30, 2003 and June 30, 2004 by approximately $85,000. This increase is primarily due the Company having only prepaid sales during the second quarter of 2003 compared to 2004 when the Company was providing credit to its larger customers, such as China Unicom. The Company’s inventory balance increased by approximately $200,000 between June 30, 2003 and June 30, 2004. The inventory increase is primarily due to the Company beginning the manufacturing of its next-generation IAD, the MG-3, which caused an increase in raw materials, work-in-process and finished goods. The Company’s property, plant and equipment was basically unchanged between the 2nd quarter of 2004 and the second quarter of 2003, as the Company made no large P, P&E purchases.

	For the Three Months Ended June 30,
	2004	2003	Variance	Percentage
Gross Revenue	$138,944	$29,550	$109,394	370%
Cost of Sales	115,269	136,755	(21,486)	-15.71%

Gross Profit	$23,675	$(107,205)	$83,530	180%
Operating Expenses:
General and Administrative Expenses	1,525,043	835,575	689,468	85.51%
Other Income (Expense) Net	(6,875)	(33,198)	(26,323)	79.29%

Net Loss	$(1,508,243)	$(868,773)	$(639,470)	73.61%

Results of operations for the six months ended June 30, 2004 compared with the results of operations for the six months ended June 30, 2003.

Revenues increased from $108,750 for the six months ended 2003 to $266,388 for the six months ended 2004. Revenues increased as a result of increased sales of the Company’s internet access device. Additionally, the Company experienced increased billings for long distance minutes consumed by the Company’s customer base and fees charged for distributor agreements.

Cost of revenues decreased slightly from $325,772 for the six months ended 2003 to $288,652 the six months ended 2004. This decrease is again attributable to revenues being made up of more long distance minutes and fees charged to distributors during the six months ended 2004 as compared to the six months ended 2003 when sales were comprised of the more costly to produce IAD relative to the cost of long distance minutes.

Gross profit for the six months ended 2004 was negative $22,264 as compared to a negative $217,022 for the six months ended 2003. As previously stated, the increase in gross profit is attributable to the Company selling more long distance minutes and fees charged to distributors for the six months ended 2004 as compared with the six months ended 2003 when the more costly MG-2 was the primary source of sales.

Loss from operations for six months ended 2004 as compared to the six months ended 2003 increased from $2,022,109 to $2,976,436. Total selling, general and administrative expenses increased from $1,805,087 to $2,954,172 for the six months ended June 30, 2004 as compared to the same period of 2003. The majority of the selling, general and administrative SG&A increase came from increased personnel costs and substantial increased merger related expenses as a result of the Merger.

Finally, net loss for the six months ended 2004 was $2,993,543 as compared to a net loss for the six months ended June 30, 2003 of $2,102,533. The increased net loss is again a result of the Company’s continued spending on developing its business model, the costs associated with expanding its sales force and the continued research and development expenditures on the Company’s IAD product.

	For the Six Months Ended June 30,
	2004	2003	Variance	Percentage
Gross Revenue	$226,388	$108,750	$117,638	108%
Cost of Sales	288,652	352,772	(37,120)	-11.39%

Gross Profit	$(22,264)	$(217,022)	$80,518	37%
Operating Expenses:
General and Administrative Expenses	2,954,172	1,805,087	1,149,085	63.65%
Other Income (Expense) Net	(17,107)	(80,424)	(63,317)	78.73%

Net Loss	$(17,107)	$(80,424)	$(63,317)	78.73%

Liquidity and Capital Resources

Summary

Liquidity is the measurement of the Company’s ability to have adequate cases or access to cash out all times in order to meet financial obligations when due, as well as to fund corporate expansion and other activities. Historically, the Company has met its liquidity requirements through a combination of issuances of convertible preferred stock and other equity securities.

On June 30, 2004, the Company had a negative working capital position (excess of current liabilities or current assets) of $751,539 compared to a negative working capital position of $340,541 on June 30, 2003 and a positive working capital position of $173,214 on December 31, 2003. The Company’s cash and cash equivalents totaled $106,612 on June 30, 2004 and $671,421 on December 31, 2003.

The Company’s working capital position decreased by approximately $410,998 for the three months ended June 30, 2004 as compared to the three months ended June 30, 2003. The decrease in working capital was primarily due to increases in the Company’s accounts receivable of approximately $100,000, inventory balance of approximately $200,000, and prepaid expenses of approximately $250,000 and decreases in accounts payable of approximately $50,000.

On August 11, 2004, the Company completed a private placement of shares of its Preferred Stock Series D, warrants and AIRS for an aggregate purchase price of $4.5 million, with net proceeds to the Company of $4.2 million. The net proceeds are intended for general corporate purposes.

Cash Flow

Cash used in operating activities was approximately $3,229,186 for the six months ended June 30, 2004. Net loss of approximately $2,993,543 is reduced by non-cash items of depreciation and amortization amounting to approximately $213,400. Primary sources of cash inflows from operations are from pre-paid charges and receivables collected from sales to customers for the Company’s IAD, as well as the collection of revenue for carrying long distance calls, from monthly service fees and fees charged to distributors. Future cash inflows from sales are subject to the Company’s pricing and ability to procure business at existing market conditions.

Net cash used in investing activities was a negative $102,134 for the first six months of 2004 as compared to a negative $833,125 for the same period in 2003. The substantial cash used during 2003 was primarily the result of equipment purchases of approximately $793,571.

Cash flows provided by financing activities were approximately $2,766,511 for the first six months of 2004 as compared to $3,184,548 for the same period in 2003. The principal source of cash for the six month period ended June 30, 2004 was from i2 Delaware’s issuance of convertible notes in the amount of $985,000 as compared to the principal source of cash for the six month period ended June 30, 2003 being from the issuance of $3,270,000 in convertible notes.

Sources of Cash

For 2004, the Company expects that its primary sources of cash will be from cash on hand the issuance of preferred stock and the sale of the Company’s IAD and minutes of use on the Company’s network. The Company expects that its current operations will generate positive income from operations for the next year as the Company increases the number of users on its network . The Company believes it will have sufficient liquidity from its cash on hand to meet its current financial obligations during the next twelve months. To the extent the Company does not have sufficient liquidity from such sources, the Company would be required to obtain additional sources of capital, get assets or otherwise restructure its outstanding indebtedness. If the Company is unable to do so, then it may not be able to meet its outstanding obligations.

The Company’s short-term cash needs are for projects such as increasing Company’s sales force and continuing to add new features to the Company’s IAD product. Management believes that the net proceeds of the Private Placement should be sufficient to meet these needs.

The Company’s long-term cash needs are related to the cost of growing its current business, including capital expenditures and working capital. The Company expects to meet these cost needs through cash from operations, if any, cash on hand, as well as through the possible issuances of equity or debt securities. The achievement of the Company’s long-term goals will be dependent upon the level of sales the Company is able to achieve and the associated cash flows generated from those sales.

Off Balance Sheet Arrangements.

None.

Critical Accounting Policies

The policies identified below are considered as relatively critical to the Company’s business operations in 2003 and 2002 and the understanding of the Company’s results of operations for 2003 and 2002. The impact and any associated risks related to these policies on the Company’s business operations is discussed throughout the section of this prospectus titled “Management’s Discussion and Analysis or Plan of Operation” where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see the notes to the financial statements of the Company for the year ended December 31, 2003 included elsewhere in this prospectus. Preparation of this the financial statements included in this prospectus requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”), as amended by SAB No. 101A and No. 101B. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services rendered; (iii) the fee is fixed and determinable; and (iv) collectibility is reasonably assured. Determination of criteria (iii) and (iv) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. The Company has concluded that its revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States of America and SAB No. 101.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from an asset is less than its carrying value. In that event, a loss is recognized for the amount by which the carrying value exceeds the fair value of the long-lived asset. The Company has not recognized any impairment losses.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operation.

In November 2002, the FASB issued Interpretation No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, an Interpretation of FASB Statement Nos. 5, 57 and 107 and Rescission of FASB Interpretation No. 34” (“Interpretation No. 45”). This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees. It requires that at the time a company issues a guarantee, the company must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not believe Interpretation No. 45 will have a material impact on its results of operation, financial position or cash flows.

MARKET PRICE OF AND DIVIDENDS ON

COMMON STOCK

The Common Stock is currently traded on the Over-the-Counter Bulletin Board under the symbol “ITUI.” The following table sets forth the quarterly high and low bid prices for the Common Stock for the periods indicated below, as reported by the Over-the-Counter Bulletin Board. The stock prices set forth below do not include adjustments for retail mark-ups, markdowns or commissions, and represent inter-dealer prices and do not necessarily represent actual transactions.

	High	Low
For the year ending December 31, 2004:
First Quarter	$1.25	$0.10
Second Quarter	3.35	1.17
For the year ended December 31, 2003:
First Quarter	0.15	0.07
Second Quarter	0.15	0.06
Third Quarter	0.11	0.05
Fourth Quarter	0.16	0.06
For the year ended December 31, 2002:
First Quarter	0.27	0.06
Second Quarter	0.20	0.08
Third Quarter	0.14	0.06
Fourth Quarter	0.17	0.06

As of September 17, there were approximately 1,039 holders of record of the Common Stock.

The Company has never declared or paid dividends on the Common Stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying dividends in the foreseeable future. In addition, the certificate of designations of the Preferred Stock Series D restricts the payment of dividends on the Common Stock.

DESCRIPTION OF CAPITAL STOCK

The following statements regarding the Washington Business Corporation Act (the “WBCA”) and Company’s articles of incorporation and bylaws are brief summaries, and may not contain all the information important to you. For a more complete description of the Company’s capital stock, you should carefully read the detailed provisions of the WBCA as well as the Company’s articles of incorporation and bylaws. We will send you a copy of the Company’s articles of incorporation and bylaws without charge at your request.

Under the Company’s articles of incorporation, the Company’s authorized capital stock consists of 100,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of preferred stock, of which the Board of Directors has designated 100,000 shares as preferred stock series A-1, no par value per share, 100,000 shares as preferred stock series A-2, no par value per share, 100,000 shares as preferred stock series B, no par value per share, 100,000 shares as preferred stock series C, no par value per share, and 12,000 shares as Preferred Stock Series D.

The Company’s Common Stock

There were 34,847,817 shares of Common Stock issued and outstanding as of September 17, 2004. In addition, the Company has reserved a total of (i) 22,518,346 shares of Common Stock for issuance upon exercise of outstanding warrants and options; (ii) 5,625,000 shares of Common Stock for issuance upon conversion of the outstanding shares of Preferred Stock Series D; (iii) 2,109,375 shares of Common Stock for issuance upon exercise of warrants and Preferred Stock Series D to be issued upon exercise of the outstanding AIRS; and (iv) 3,337,000 shares of Common Stock issuable in connection with certain antidilution adjustments which may occur in connection with securities issued in the Private Placement. All shares of Common Stock now outstanding are fully paid and nonassessable.

The holders of Common Stock:

•	have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors;

•	are entitled to share ratably in all of the Company’s assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;

•	do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto; and

•	are entitled to one vote per share on all matters which the Company’s shareholders may vote on at all meetings of such shareholders.

The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In that event, the holders of the remaining shares will not be able to elect any directors.

The Company’s Preferred Stock

The Board of Directors is authorized, without further shareholder action, to issue the Company’s preferred stock in one or more series and to fix the liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the Company’s preferred stock.

Of the 12,000 shares of preferred stock designated as Preferred Stock Series D, 4,500 shares are issued and outstanding as of September 17, 2004. No other shares of the Company’s preferred stock of any series are outstanding.

The Preferred Stock Series D is senior to all current and future capital of the Company, except for a certain one time issuance discussed in the certificate of designations of the Preferred Stock Series D. The holders of the outstanding shares of Preferred Stock Series D:

•	have no voting rights, except for as required by the WBCA and as expressly provided by the certificate of designations of the Preferred Stock Series D;

•	are entitled to annual dividends (payable in cash or, if the Company achieves certain milestones as set forth in the certificate of designations of Preferred Stock Series D, in shares of Common Stock) of $70.00 per share prior to August 11, 2005, $80.00 per share from August 12, 2005 to August 11, 2006, and $90.00 per share after August 12, 2006, with such annual dividends rising to $130.00 per share upon the occurrence of certain events described in the certificate of designations of the Preferred Stock Series D; and

•	may convert such shares at the option of the holder into shares of Common Stock, with one share of Preferred Stock Series D converting into 1,250 shares of Common Stock, subject to adjustment as set forth in the certificate of designations of the Preferred Stock Series D;

•	if the Company liquidates or dissolves, are entitled to receive in cash out of the assets of the Company, before any amount shall be paid to the holders of any other capital stock of the Company junior in rank to the Preferred Stock Series D, the sum of $1,000 per share plus certain additional amounts, including accrued and unpaid dividends, as set forth in the certificate of designations of the Preferred Stock Series D.

The Company is obligated to redeem the shares of Preferred Stock Series D no later than August 11, 2007 for cash in the amount of $1,000 per share plus certain other amounts, including accrued and unpaid dividends, as set forth in the certificate of designations of the Preferred Stock Series D; provided, however, that the Company may redeem the shares of Preferred Stock Series D for shares of Common Stock if certain conditions are met as described in the certificate of designations of the Preferred Stock Series D. The Company is also obligated to redeem the Preferred Stock Series D upon the occurrence of certain events described in the certificate of designations of the Preferred Stock Series D at 105% of the stated value, plus certain other amounts, including accrued and unpaid dividends as set forth in the certificate of designations of the Preferred Stock Series D.

The shares of Preferred Stock Series D have full ratchet antidilution protection.

Although there is no current intention to do so, the Board of Directors may, without shareholder approval, and subject to the terms of the certificate of designations of the Preferred Stock Series D, issue shares of a class or series of the Company’s preferred stock with conversion rights which could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

SELLING SHAREHOLDERS

The Selling Shareholders listed in the table below may use this prospectus for the resale of shares of Common Stock being registered hereunder, although no Selling Shareholder is obligated to sell any such shares. Of the 21,906,741 shares of Common Stock offered by this prospectus, 6,449,836 shares of Common Stock are outstanding as of the date hereof, 4,385,529 shares of Common Stock are issuable upon the exercise of certain outstanding warrants, 5,625,000 shares are issuable upon conversion of the outstanding shares of Preferred Stock Series D, and 2,109,375 shares of Common Stock are issuable upon exercise of warrants and conversion of shares of Preferred Stock Series D, which warrants and shares of Preferred Stock Series D are issuable upon exercise of the AIRs. The Selling Shareholders who hold such warrants, shares of Preferred Stock Series D and AIRs are not required to exercise or convert, as applicable, such securities. None of the Selling Shareholders is an affiliate of the Company, except as otherwise noted below.

The following table sets forth certain information regarding the Selling Shareholders and the shares of Common Stock beneficially owned by the Selling Shareholders. All information contained in the table is correct as of September 17, 2004. The Company is not able to estimate the number of shares that will be held by the Selling Shareholders after the completion of this offering because the Selling Shareholders may offer all or some of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any shares offered hereby, except as otherwise noted below. The following table assumes that all of the shares being registered hereby will be sold.

	Shares of Common Stock Beneficially Owned Prior to the Offering[1]	Number of Shares Being Offered[2]	Shares Beneficially Owned After Completion of the Offering123456
Selling Shareholders			Number	Percent
AJW Partners, LLC	84,375	84,375[7]	0	—
AJW Qualified Partners, LLC	232,031	232,031[8]	0	—
AJW Offshore, Ltd.	194,531	194,531[9]	0	—
Allen, Neal M.	166,188	117,188[10]	49,000	*
Arena, Michele	60,890	23,918	36,972	*
Arena, Paul R.	4,380,117	167,424[11]	4,212,693	11.8%
Ascendiant Securities, LLC	125,000	125,000[12]	0	*
Banner, Helen and Sidney	132,876	39,863[13]	93,013	*
Banner, Robert	101,762	39,863	61,899	*
Beckoff Trust-Judd L.	66,438	19,931[14]	46,507	*
Beckoff, Robert	252,122	79,726[15]	155,396	*
Biagi, James F., Jr.	405,080	75,040[16]	330,040	*
Boeglin, Richard J.	25,000	7,500[17]	17,500	*
Braswell Enterprises, LP	1,723,308	179,383[18]	1,543,925	4.4%

Braswell, C. Allen	60,362	23,918	36,444	*
Breitmo Partners, LLC	101,714	39,863	61,851	*
Brenner, Keith E.	50,407	19,931	30,476	*
Bridges & Pipes, LLC	996,570	298,971[19]	697,599
Brier, Robert S.	40,195	15,945	24,250	*
Burnham Securities, Inc.	81,250	81,250[20]	0	—
CGS Partners	5,000	5,000[21]	0	—
Cityfed Financial Corp.	435,076	159,451[22]	275,624	*
Colourtime Printing & Digital Imaging Ltd.	50,407	19,931	30,476	*
Crestview Capital Master, LLC	2,343,750	2,343,750[23]	0	—
CRT Capital	25,000	25,000[24]	0	—
Ehrlich, James	577,068	189,343[25]	387,720	1.1%
Frost National Bank FBO Renaissance Capital Growth & Income Fund III, Inc.	1,171,875	1,171,875[26]	0	—
Frost National Bank FBO Renaissance US Growth Investment Trust, PLC	1,171,875	1,171,875[27]	0	—
Frost National Bank FBO BFS US Special Opportunities Trust, PLC	1,171,875	1,171,875[28]	0	—
Gilman, Dennis	143,489[29]	39,863	103,626	*
Grand Garage of Stillwater, LLC	132,876	39,863[30]	93,013	*
Griffen Securities	35,000	35,000[31]	0	—
GSSF Master Fund, LP	1,171,875	1,171,875[32]	0	—
Hassel, Susan E.	25,000	7,500[33]	17,500	*
Hussey, Robert F.	482,134	75,040[34]	407,094	1.2%
I.H. Hammerman Mark L. Hammerman B&T Guardian	168,400	63,780[35]	104,620	*
I.H. Hammerman Revocable Trust	168,400	63,780[36]	104,620	*
I.H. Hammerman TTEE U/D/T Amy-Sue Hammerman Cahn	168,400	63,780[37]	104,620	*
I.H. Hammerman TTEE U/D/T S.L. Hammerman	168,400	63,780[38]	104,620	*

I.H. Hammerman TTEE U/D/T Sandye Hammerman Nast	168,400	63,780[39]	104,620	*
Jotic, Artur J.	103,250	39,863	63,387	*
Jotic, Jenny	62,176	23,918	38,258	*
Kamsky Associates, Inc.	103,283	39,863	63,420	*
Karetzky, Dr. Monroe and Patricia	336,707	127,561	209,146	*
Katzenberg, Marc and Susan	100,488	39,863[40]	60,625	*
Klebanoff, Michael	591,739	223,232	368,508	1.1%
Knightsbridge Capital, LLC	538,723	179,383[41]	359,340	1.0%
Kossar, Carol	3,012,434	175,396[42]	2,837,038	8.2%
Kossar, Stephanie-Stewart Fund 1	276,788	47,835[43]	228,953	*
Kossar, Valerie Fund 1	276,788	47,835[44]	228,953	*
Bernard R. Kossar-Grantor Annuity Trust #1	1,008,519	183,369[45]	825,150	2.4%
Bernard R. Kossar-Grantor Annuity Trust #2	1,242,711	183,369[46]	825,150	2.4%
Lacasse, Kevin J.	80,391	31,890	48,500	*
Lehman, Joseph L.	337,321	127,561	209,760	*
Long, George A.	930,132	279,040	651,093	1.8%
Lumpkin, Jerry and Katherine	215,924	39,863[47]	176,061	*
Martin, David	132,876	39,863[48]	93,013	*
Materka, Stanley	132,876	39,863[49]	93,103	*
Mathias, Joseph L. IV	398,628	39,863[50]	119,558	*
Midsouth Investor Fund LP	765,625	765,625[51]	0	—
Miller, Sanford	591,831	223,232	368,599	1.1%
New Millenium Capital Partners II, LLC	16,406	16,406[52]	0	—
Parker, Howard	110,706	110,706[53]	0	—
Pershing LLC C/F Gregory Cavallo, IRA	132,876	39,863[54]	93,013	*
PERSHING, LLC as Custodian F/B/O PHILLIP C. RAPP, Jr. – IRA	343,814	250,800[55]	93,013	*
Phipps, Hubert	3,489,383	1,297,534[56]	2,191,849	6.2%

Pitbull Partners, LLC	714,673	271,067[57]	443,606	1.3%
Professional Traders Fund, LLC	292,969	292,969[58]	0	—
Purcell, E.W.	100,488	39,863	60,625	*
Ransen, Irving R.	337,033	127,561	209,472	*
Perez, Sheryl A.	35,156	35,156[59]	0	—
Phillip C. Rapp, Jr.	23,438	23,438[60]	0	—
Robert W. Baird & Co. Inc. FBO Terence Walshe IRA	61,375	23,918	37,457	*
Robustelli, Elaine	337,227	127,561	209,457	*
Rotech, LLC	102,515	39,863[61]	62,652	*
Sampson, Steve and Krista	132,876	39,863[62]	93,013	*
Schlessel, LLC	337,177	127,561	209,616	*
Scott, Donald B.	362,742	75,041[63]	287,701	*
Silverman, Leon	168,371	63,780	104,591	*
Sandhurst Capital LLC	100,000	100,000[64]	0	0
Sobel, Seymour	1,010,784	382,683	628,101	1.8%
Spielman, Carol	147,667	55,808	91,859	*
Spira, Harvey	66,438	19,931[65]	46,507	*
Springer, Kenneth	251,298	95,671	155,628	*
Jove Corporation	130,634	51,822[66]	78,812	*
Vestal Venture Capital	2,744,748	2,047,149[67]	697,599	1.9%
Walshe, Terence	61,055	23,918	37,137	*

*	Less than 1% of the issued and outstanding shares of Common Stock as of September 17, 2004.

[1]	For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 pursuant to which a Selling Shareholder is deemed to have beneficial ownership of any shares of Common Stock that such shareholder has the right to acquire within 60 days of September 17, 2004.

[2]	As indicated in the footnotes below, certain of the shares offered by this prospectus are shares underlying warrants issued by the Company upon closing of the Private Placement. Such warrants may be exercised with respect to all or any portion of the underlying shares of Common Stock at any time until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof).

[3]	As indicated in the footnotes below, certain of the shares of Common Stock offered by this prospectus are shares of Common Stock underlying shares of Preferred Stock Series D outstanding as of the date hereof which were issued by the Company upon closing of the Private Placement. Such shares of Preferred Stock Series D may be converted by the holder thereof at any time at a conversion price of $0.80 per share (subject to customary adjustments in accordance with the terms of the Certificate of Designations of the Preferred Stock Series D).

[4]	As indicated in the footnotes below, certain of the shares offered by this prospectus are shares underlying warrants and shares of Preferred Stock Series D, which warrants and shares of Preferred Stock Series D are issuable upon the exercise of the AIRs outstanding as of the date hereof which were issued by the Company upon closing of the Private Placement. Such AIRS may be exercised by the holder thereof at any time prior to the earlier of (i) the date which is six months from the date the SEC declares this registration statement effective; and (ii) the date which is 22 months after the date of the closing of the Private Placement, at an exercise price of $1,000 per each AIR unit. Upon exercise of each AIR unit, the holder thereof shall receive one share of Preferred Stock Series D and a warrant to purchase 625 shares of Common Stock. Such shares of Preferred Stock Series D may be converted by the holder thereof at any time at a conversion price of $0.80 per share (subject to customary adjustments in accordance with the terms of the Certificate of Designations of the Preferred Stock Series D). Such warrants may be exercised with respect to all or any portion of the underlying shares of Common Stock at any time until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof).

[5]	Based upon 34,846,367 shares of Common Stock outstanding as of September 17, 2004. For the purposes of computing the percentage of outstanding shares of Common Stock held by each Selling Shareholder named above, any shares which such shareholder has the right to acquire within 60 days of September 17, 2004, are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other Selling Shareholder.

[6]	Assumes that all shares of Common Stock being offered and registered hereunder are sold, although the Selling Shareholders are not obligated to sell any such shares.

[7]	Represents (i) 45,000 shares of Common Stock issuable upon conversion of 45 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii)22,500 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 11,250 shares of Common Stock issuable upon conversion of 9 shares of Preferred Stock Series D and 5,625 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 9 AIR units issued to the Selling Shareholder upon closing of the Private Placement. Corey Ribotsky, as manager of SMS Manager LLC, the manager of the Selling Shareholder, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[8]

Represents (i) 123,750 shares of Common Stock issuable upon conversion of 99 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 61,875 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 30,938 shares of Common Stock issuable upon conversion of 24.75 shares of Preferred Stock Series D and 15,469 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 24.75 AIR units issued to the Selling Shareholder upon closing of the Private Placement. Corey Ribotsky, as manager of AJW Manager LLC, the manager of the Selling Shareholder, exercises on behalf of the

Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[9]	Represents (i) 103,750 shares of Common Stock issuable upon conversion of 83 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 51,875 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 25,938 shares of Common Stock issuable upon conversion of 20.75 shares of Preferred Stock Series D and 12,969 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 20.75 AIR units issued to the Selling Shareholder upon closing of the Private Placement. Corey Ribotsky, as Manager of First Street Manager II, LLC, the manager of the Selling Shareholder, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[10]	Includes (i) 62,500 shares of Common Stock issuable upon conversion of 50 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 31,250 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; (iii) 15,625 shares of Common Stock issuable upon conversion of 12.5 shares of Preferred Stock Series D and 7,813 shares of Common Stock issuable upon exercise of a warrant, with such warrants and Preferred Shares being issuable to the Selling Shareholder upon exercise of 12.5 AIR units issued to the Selling Shareholder upon closing of the Private Placement.

[11]	The Selling Shareholder is the Chief Executive Officer, President, Secretary and chairman of the Board of the Company. The Selling Shareholder has entered into a lock-up agreement pursuant to which the Selling Shareholder has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, all the shares of Common Stock registered hereby until one year from the date the SEC declares this registration statement effective.

[12]	Represents shares of Common Stock issuable upon exercise of a warrant exercisable until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof). The warrant was issued as compensation for services rendered by the Selling Shareholder to the Company in connection with the Private Placement. Bradley J. Wilhite, as managing director of the Selling Shareholder, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder. The Selling Shareholder is a registered broker dealer.

[13]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. Helen Banner and Sidney Banner own the shares registered hereby as joint tenants with right of survivorship and exercise shared voting and dispositive power with respect to such shares.

[14]	Includes 9,966 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[15]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[16]	Represents shares issued to the Selling Shareholder as compensation for service as a director of the Company during 2003 and 2004. The Selling Shareholder ceased serving a director of the Company on April 19, 2004.

[17]	Represents shares issued to the Selling Shareholder as compensation for service as an executive officer of the Company during 2003 and 2004. The Selling Shareholder ceased serving an executive officer of the Company on February 26, 2004.

[18]	Audrey L. Braswell, a director of the Company, is a partner of the Selling Shareholder and may be deemed to have voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder. Includes 49,829 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. The Selling Shareholder has entered into a lock-up agreement pursuant to which the Selling Shareholder has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, 166,095 shares of Common Stock registered hereby until one year from the date the SEC declares this registration statement effective.

[19]	Includes 149,486 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[20]	Represents shares of Common Stock issuable upon exercise of a warrant exercisable until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof). The warrant was issued as compensation for services rendered by the Selling Shareholder to the Company in connection with the Private Placement.

[21]	Represents shares of Common Stock issuable upon exercise of a warrant exercisable until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof). The warrant was issued as compensation for services rendered by the Selling Shareholder to the Company in connection with the Private Placement.

[22]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. John W. Atherton, Jr., President of the Selling Shareholder, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[23]	Represents (i) 1,250,000 shares of Common Stock issuable upon conversion of 1,000 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 625,000 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 312,500 shares of Common Stock issuable upon conversion of 250 shares of Preferred Stock Series D and 156,250 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 250 AIR units issued to the Selling Shareholder upon closing of the Private Placement. Stewart Flink, Robert Hoyt, Richard Levy and Daniel Warsh exercise on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder. The Selling Shareholder is an affiliate of a registered broker-dealer. The Seller Shareholder has certified to the Company that the Selling Shareholder received the securities convertible or exercisable into the shares of Common Stock registered hereby in the ordinary course of business and at the time of such receipt had no agreements or understandings with any person to distribute such shares of Common Stock.

[24]	Represents shares of Common Stock issuable upon exercise of a warrant exercisable until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof). The warrant was issued as compensation for services rendered by the Selling Shareholder to the Company in connection with the Private Placement.

[25]	Includes 59,794 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[26]	Represents (i) 625,000 shares of Common Stock issuable upon conversion of 500 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii)312,500 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 156,250 shares of Common Stock issuable upon conversion of 125 shares of Preferred Stock Series D and 78,125 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 125 AIR units issued to the Selling Shareholder upon closing of the Private Placement.

[27]	Represents (i) 625,000 shares of Common Stock issuable upon conversion of 500 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii)312,500 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 156,250 shares of Common Stock issuable upon conversion of 125 shares of Preferred Stock Series D and 78,125 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 125 AIR units issued to the Selling Shareholder upon closing of the Private Placement.

[28]	Represents (i) 625,000 shares of Common Stock issuable upon conversion of 500 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii)312,500 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 156,250 shares of Common Stock issuable upon conversion of 125 shares of Preferred Stock Series D and 78,125 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 125 AIR units issued to the Selling Shareholder upon closing of the Private Placement.

[29]	Includes 39,863 shares of Common Stock issuable upon exercise of an option.

[30]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[31]	Represents shares of Common Stock issuable upon exercise of a warrant exercisable until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof). The warrant was issued as compensation for services rendered by the Selling Shareholder to the Company in connection with the Private Placement.

[32]	Represents (i) 625,000 shares of Common Stock issuable upon conversion of 500 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 312,500 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 156,250 shares of Common Stock issuable upon conversion of 125 shares of Preferred Stock Series D and 78,125 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 125 AIR units issued to the Selling Shareholder upon closing of the Private Placement. E.B. Lyon IV, authorized agent for the Selling Shareholder, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[33]	Represents shares issued to the Selling Shareholder as compensation for service as an executive officer of the Company during 2003 and 2004. The Selling Shareholder ceased serving an executive officer of the Company on February 26, 2004.

[34]	The Selling Shareholder is a director of the Company. Represents shares issued to the Selling Shareholder as compensation for service as a director of the Company during 2003 and 2004. The Selling Shareholder has entered into a lock-up agreement pursuant to which the Selling Shareholder has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, all the shares of Common Stock registered hereby until one year from the date the SEC declares this registration statement effective.

[35]	I. H. Hammerman exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[36]	I. H. Hammerman exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[37]	I. H. Hammerman exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[38]	I. H. Hammerman exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[39]	I. H. Hammerman exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[40]	Marc Katzenberg and Susan Katzenberg own the shares registered hereby as joint tenants with right of survivorship and exercise shared voting and dispositive power with respect to such shares.

[41]	Includes 49,829 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. Christopher W. Hunt exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[42]	The Selling Shareholder has entered into a lock-up agreement pursuant to which the Selling Shareholder has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, 75,000 shares of Common Stock registered hereby until one year from the date the SEC declares this registration statement effective.

[43]	Carol Kossar, the spouse of Bernard R. Kossar, a director of the Company, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[44]	Carol Kossar, the spouse of Bernard R. Kossar, a director of the Company, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[45]	Carol Kossar, the spouse of Bernard R. Kossar, a director of the Company, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[46]	Carol Kossar, the spouse of Bernard R. Kossar, a director of the Company, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[47]	Mr. Lumpkin is Senior Vice President – Americas Sales of the Company. Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. The Selling Shareholder has entered into a lock-up agreement pursuant to which the Selling Shareholder has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, all the shares of Common Stock registered hereby until one year from the date the SEC declares this registration statement effective.

[48]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[49]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[50]	Includes 59,794 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[51]	Represents (i) 375,000 shares of Common Stock issuable upon conversion of 300 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 187,500 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; (iii) 93,750 shares of Common Stock issuable upon conversion of 75 shares of Preferred Stock Series D and 46,875 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 75 AIR units issued to the Selling Shareholder upon closing of the Private Placement; and (iv) 62,500 shares of Common Stock exercisable until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof). Lyman O. Heidtke exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[52]	Represents (i) 8,750 shares of Common Stock issuable upon conversion of 7 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 4,375 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 2,188 shares of Common Stock issuable upon conversion of 1.75 shares of Preferred Stock Series D and 1,094 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 1.75 AIR units issued to the Selling Shareholder upon closing of the Private Placement. Corey Ribotsky, as Manager of First Street Manager II, LLC, the manager of the Selling Shareholder, exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[53]	Represents shares issued to the Selling Shareholder as compensation for services rendered in connection with the Merger. The Selling Shareholder is an affiliate of a registered broker-dealer. The Seller Shareholder has certified to the Company that the Selling Shareholder received the shares of Common Stock registered hereby in the ordinary course of business and at the time of such receipt had no agreements or understandings with any person to distribute such shares of Common Stock.

[54]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share.

[55]

Represents (i) 112,500 shares of Common Stock issuable upon conversion of 90 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 56,250 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; (iii) 28,125 shares of Common Stock issuable upon conversion of 22.5 shares of Preferred Stock Series D and 14,063 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 22.5 AIR units issued to the Selling Shareholder upon closing of the Private Placement; and (iv) 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. Phillip C. Rapp exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[56]	The Selling Shareholder is a director of the Company. Includes 119,588 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. The Selling Shareholder has entered into a lock-up agreement pursuant to which the Selling Shareholder has agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, all the shares of Common Stock registered hereby until one year from the date the SEC declares this registration statement effective.

[57]	Martin S. Schwartz exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[58]	Represents (i) 156,250 shares of Common Stock issuable upon conversion of 125 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 78,123 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 39,063 shares of Common Stock issuable upon conversion of 31.25 shares of Preferred Stock Series D and 19,531 shares of Common Stock issuable upon exercise of a warrant, with such warrants and Preferred Shares being issuable to the Selling Shareholder upon exercise of 31.25 AIR units issued to the Selling Shareholder upon closing of the Private Placement. Marc K. Swickle and Howard Berger exercise on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[59]	Represents (i) 18,750 shares of Common Stock issuable upon conversion of 15 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 9,375 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 4,688 shares of Common Stock issuable upon conversion of 3.75 shares of Preferred Stock Series D and 2,344 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 3.75 AIR units issued to the Selling Shareholder upon closing of the Private Placement.

[60]	Represents (i) 12,500 shares of Common Stock issuable upon conversion of 10 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 6,250 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; and (iii) 3,125 shares of Common Stock issuable upon conversion of 2.5 shares of Preferred Stock Series D and 1,563 shares of Common Stock issuable upon exercise of a warrant, with such warrant and Preferred Shares being issuable to the Selling Shareholder upon exercise of 2.5 AIR units issued to the Selling Shareholder upon closing of the Private Placement.

[61]	Jon L. Roberts exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder. Mr. Roberts previously acted as counsel for the Company and received such shares as compensation for legal services rendered.

[62]	Includes 19,931 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. Steve Sampson and Krista Sampson own the shares registered hereby as joint tenants with right of survivorship and exercise shared voting and dispositive power with respect to such shares.

[63]	Represents shares issued to the Selling Shareholder as compensation for service as a director of the Company during 2003 and 2004. The Selling Shareholder served as an executive officer of the Company until February 26, 2004. The Selling Shareholder ceased serving a director of the Company on April 15, 2004.

[64]	Represents shares of Common Stock issuable upon exercise of a warrant exercisable until August 11, 2007, at an exercise price of $0.96 per share (subject to customary adjustments in accordance with the terms thereof). The warrant was issued as compensation for services rendered by the Selling Shareholder to the Company in connection with the Private Placement. Martin Magida exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder. The Selling Shareholder is an affiliate of a registered broker-dealer. The Selling Shareholder has certified to the Company that the Selling Shareholder received the securities convertible or exercisable into the shares of Common Stock registered hereby in the ordinary course of business and at the time of such receipt had no agreements or understandings with any person to distribute such shares of Common Stock.

[65]	Includes 9,966 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. The Selling Shareholder is an affiliate of a registered broker-dealer. The Selling Shareholder has certified to the Company that the Selling Shareholder received the securities convertible or exercisable into the shares of Common Stock registered hereby in the ordinary course of business and at the time of such receipt had no agreements or understandings with any person to distribute such shares of Common Stock.

[66]	Jove Corporation was formerly known as U.S. Mutual Financial Corp. Clifton S. Crockett exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

[67]	Includes (i) 856,250 shares of Common Stock issuable upon conversion of 685 shares of Preferred Stock Series D issued to the Selling Shareholder upon closing of the Private Placement; (ii) 428,125 shares of Common Stock issuable upon exercise of a warrant issued to the Selling Shareholder upon closing of the Private Placement; (iii) 214,063 shares of Common Stock issuable upon conversion of 171.25 shares of Preferred Stock Series D and 107,031 shares of Common Stock issuable upon exercise of a warrant, with such warrants and Preferred Shares being issuable to the Selling Shareholder upon exercise of 171.25 AIR units issued to the Selling Shareholder upon closing of the Private Placement; (iv) 149,486 shares of Common Stock exercisable until August 11, 2007, at an exercise price of $0.96 per shares (subject to customary adjustments in accordance with the terms thereof); and (v) 142,709 shares of Common Stock issuable upon exercise of a warrant exercisable until February 27, 2007, at an exercise price of $0.9031 per share. Allan L. Lyons exercises on behalf of the Selling Shareholder voting and dispositive power with respect to the shares of Common Stock registered hereby for the account of the Selling Shareholder.

This prospectus also covers an additional 3,337,000 shares of Common Stock that may become issuable to the Selling Shareholders without receipt or additional consideration by the Company by reason of certain antidilution adjustments affecting the securities registered hereby.

PLAN OF DISTRIBUTION

Each Selling Shareholder of Common Stock of the Company and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any principal market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits buyers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the Buyer of shares, from the Buyer) in amounts to be negotiated. Each Selling Shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of the Common Stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the 1934 Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the 1934 Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each Buyer at or prior to the time of the sale.

EXPERTS

The consolidated financial statements of i2 Telecom International, Inc., a Delaware corporation, as of December 31, 2003 and December 31, 2002 and for the year ended December 31, 2003, the period from February 28, 2002 (date of inception) to December 31, 2002 and the period from February 28, 2002 (date of inception) to December 31, 2003, have been included in this prospectus and in the registration statement in reliance upon the report of Freedman & Goldberg Certified Public Accountants P.C., a registered independent accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Rogers & Hardin LLP, Atlanta, Georgia, has passed upon the validity of the shares of the Common Stock offered by this prospectus.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to the Company’s amended and restated articles of incorporation and bylaws, the Company may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by WBCA, as the same exists or may hereafter be amended. In certain cases, the Company may advance expenses incurred in defending any such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information the Company files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference room. The Company’s SEC filings are also available to the public from commercial document retrieval services and through the web site maintained by the SEC at www.sec.gov.

This prospectus is part of a registration statement on Form SB-2 that the Company has filed with the SEC utilizing a “shelf” registration process. Under the shelf registration process, the Selling Shareholders may, from time to time, sell the Common Stock described in this prospectus. The Company may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus.

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits filed with or incorporated by reference into the registration statement. Whenever a reference is made in this prospectus to an agreement or other document of the Company, be aware that such reference is not necessarily complete and that you should refer to the exhibits that are filed with or incorporated by reference into the registration statement for a copy of the agreement or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the web site maintained by the SEC at www.sec.gov.

You should read this prospectus and any prospectus supplement together with the registration statement and the exhibits filed with or incorporated by reference into the registration statement. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

The Company has not authorized any person to give any information or to make any representations that differ from, or add to, the information discussed in this prospectus. Therefore, if anyone gives you different or additional information, you should not rely on it.

INDEX TO FINANCIAL STATEMENTS

The following financial statements, related notes and reports of independent auditors and certified public accountants are included herein on the pages indicated:

FREEDMAN & GOLDBERG
ERIC W. FREEDMAN MICHAEL GOLDBERG DAVID C. GRIEP JULIE A. CHEEK WILLIAM A. MARSHALL AMY S. JACKNOW GLORIA K. MOORE	CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION
TRI-ATRIA
32255 NORTHWESTERN HIGHWAY, SUITE 298
FARMINGTON HILLS, MICHIGAN 48334
(248) 626-2400
FAX: (248) 626-4298

Independent Auditors’ Report

To the Board of Directors

i2 Telecom International, Inc. and Subsidiary

Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of i2 Telecom International, Inc. and Subsidiary (A Development Stage Enterprise) as of December 31, 2003 and 2002 and the related consolidated statement of operations, stockholders’ equity, and cash flows for the periods ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessment of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of i2 Telecom International, Inc. and Subsidiary as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the periods ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Respectfully,

/s/ Freedman & Goldberg
Freedman & Goldberg
Certified Public Accountants

Farmington Hills, Michigan

January 31, 2004

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

ASSETS

	2003	2002
Current Assets
Cash	$671,421	$1,479
Accounts Receivable	146,738	-0-
Inventories	767,011	335,327
Prepaid Expenses and Other Current Assets	19,534	22,215

Total Current Assets	1,604,704	359,021

Property and Equipment, Net	830,296	91,137

Other Assets
Intangible Assets, Net of Accumulated Amortization of $215,660 and $-0-, respectively	3,072,287	3,198,289
Deposits	43,064	23,487

Total Other Assets	3,115,351	3,221,776

Total Assets	$5,550,351	$3,671,934

The accompanying notes are an integral part of the financial statements.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

	2003	2002
Current Liabilities
Accounts Payable and Accrued Expenses	$756,490	$753,033
Deferred Revenue	100,000	-0-
Notes Payable	350,000	350,000
Notes Payable-Related Parties	225,000	106,000

Total Current Liabilities	1,431,490	1,209,033

Stockholders’ Equity (Deficit)
Preferred Stock, $1.00 Par Value, 1,000,000 Shares Authorized, 59,000 Shares and -0- Shares Issued and Outstanding, respectively	59,000	-0-
Common Stock, $.001 Par Value, 10,000,000 Shares Authorized, 2,039,445 Shares and 1,945,853 Shares Issued and Outstanding, respectively	20,394	19,459
Restricted Share Units (Related to Common Shares) 239,481 and -0- Units Issued and Outstanding, respectively	718,443	-0-
Additional Paid-In Capital	10,177,041	4,223,272
Accumulated Deficit During The Development Stage	(6,856,017)	(1,501,409)

	4,118,861	2,741,322
Less: Notes Receivable from Stock Sales	-0-	(278,421)

Total Stockholders’ Equity (Deficit)	4,118,861	2,462,901

Total Liabilities and Stockholders’ Equity (Deficit)	$5,550,351	$3,671,934

The accompanying notes are an integral part of the financial statements.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

From the Date of Inception (February 28, 2002) through December 31, 2003

	Cumulative From Inception February 28, 2002 to December 31, 2003	For the Year Ended December 31, 2003	From Inception February 28 to December 31, 2002
Revenue	$146,665	$146,665	$-0-

Cost of Revenue	412,213	395,251	16,962

Gross Profit (Loss)	(265,548)	(248,586)	(16,962)

General and Administrative Expenses	6,253,990	4,778,042	1,475,948

Loss From Operations	(6,519,538)	(5,026,628)	(1,492,910)

Other Income (Expense)
Interest Income	10,193	7,272	2,921
Interest Expense	(228,672)	(217,252)	(11,420)
Loss on Subscription List	(118,000)	(118,000)	-0-

Total Other Income (Expense)	(336,479)	(327,980)	(8,499)

Net Income (Loss)	$(6,856,017)	$(5,354,608)	$(1,501,409)

Weighted Average Common Shares:
Basic	1,791,651	1,937,829	1,542,329
Diluted	2,815,387	3,509,877	1,630,860
Earnings Per Common Share:
Basic	$(3.83)	$(2.76)	$(.97)
Diluted	$(2.37)	$(1.47)	$(.92)

The accompanying notes are an integral part of the financial statements.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

From the Date of Inception (February 28, 2002) through December 31, 2003

	Preferred Stock Shares	Preferred Stock Par Value	Common Stock Shares	Common Stock Par Value	Restricted Units
Balance, February 28, 2002	-0-	$-0-	-0-	$-0-	-0-
Sale of common stock, at $.01/share	-0-	-0-	597,500	5,975	-0-
Sale of common stock, at $$2.00/share	-0-	-0-	835,000	8,350	-0-
Sale of common stock, at $5.00/share	-0-	-0-	190,000	1,900	-0-
Issuance of common stock, at $5.00/share, in Connection with Super- Caller acquisition	-0-	-0-	323,353	3,234	-0-
Payments received on notes receivable	-0-	-0-	-0-	-0-	-0-
Net Loss for the period ended December 31, 2002	-0-	-0-	-0-	-0-	-0-

Balance, December 31, 2002	-0-	-0-	1,945,853	19,459	-0-
Cancellation of notes Receivable	-0-	-0-	(39,750)	(397)	-0-
Sale of common stock, at $.01/share	-0-	-0-	60,000	600	-0-
Issuance of common stock, at $2.50 per share for payment of interest on convertible notes through July 1, 2003	-0-	-0-	25,260	252	-0-
Issuance of common stock, at $3.00/share for payment of interest on convertible notes through December 31, 2003	-0-	-0-	48,082	480	-0-
Conversion of convertible Notes	59,000	59,000	-0-	-0-	-0-
Payments received on notes receivable	-0-	-0-	-0-	-0-	-0-
Settlement of Stock Appreciation Rights	-0-	-0-	-0-	-0-	239,481
Net Loss for the year ended December 31, 2003	-0-	-0-	-0-	-0-	-0-

Balance, December 31, 2003	59,000	$59,000	2,039,445	$20,394	239,481

The accompanying notes are an integral part of the financial statements.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

From the Date of Inception (February 28, 2002) through December 31, 2003

	Restricted Units Value	Additional Paid-In Capital	Accumulated Deficit	Notes Receivable From Stock Sales	Total
Balance, February 28, 2002	$-0-	$-0-	$-0-	$-0-	$-0-
Sale of common stock, at $.01/share	-0-	-0-	-0-	-0-	5,975
Sale of common stock, at $$2.00/share	-0-	1,661,650	-0-	(305,500)	1,364,500
Sale of common stock, at $5.00/share	-0-	948,100	-0-	-0-	950,000
Issuance of common stock, at $5.00/share, in Connection with Super-Caller acquisition	-0-	1,613,522	-0-	-0-	1,616,756
Payments received on notes receivable	-0-	-0-	-0-	27,079	27,079
Net Loss for the period ended December 31, 2002	-0-	-0-	(1,501,409)	-0-	(1,501,409)

Balance, December 31, 2002	-0-	4,223,272	(1,501,409)	(278,421)	2,462,901
Cancellation of notes Receivable	-0-	(79,103)	-0-	79,500	-0-
Sale of common stock, at $.01/share	-0-	-0-	-0-	-0-	600
Issuance of common stock, at $2.50 per share for payment of interest on convertible notes through July 1, 2003	-0-	62,898	-0-	-0-	63,150
Issuance of common stock, at $3.00/share for payment of interest on convertible notes through December 31, 2003	-0-	128,974	-0-	-0-	129,454
Conversion of convertible Notes	-0-	5,841,000	-0-	-0-	5,900,000
Payments received on notes receivable	-0-	-0-	-0-	19,412	19,412
Settlement of Stock Appreciation Rights	718,443	-0-	-0-	179,509	897,952
Net Loss for the year ended December 31, 2003	-0-	-0-	(5,354,608)	-0-	(5,354,608)

Balance, December 31, 2003	$718,443	$10,177,041	$(6,856,017)	$-0-	$4,118,861

The accompanying notes are an integral part of the financial statements.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

From the Date of Inception (February 28, 2002) through December 31, 2003

	Cumulative From Inception February 28 to December 31, 2003	For the Year Ended December 31, 2003	From Inception February 28 to December 31, 2002
Cash Flows From Operations
Net Loss From Continuing Operations
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities	$(6,856,017)	$(5,354,608)	$(1,501,409)
Depreciation and Amortization	368,048	364,188	3,860
Interest Paid Via Issuance of Stock	192,604	192,604	-0-
Stock Compensation	897,952	897,952	-0-
(Increase) Decrease In:
Accounts Receivable	(146,738)	(146,738)	-0-
Inventories	(572,249)	(431,684)	(140,565)
Prepaid Expenses	(16,534)	2,681	(19,215)
Other Assets	(43,064)	(19,577)	(23,487)
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	553,705	3,457	550,248
Deferred Revenue	100,000	100,000	-0-

Net Cash Used In Operating Activities	(5,522,293)	(4,391,725)	(1,130,568)

Cash Flows From Investing Activities
Equipment Purchases	(963,919)	(887,687)	(76,232)
Payments for Patents and Trademarks	(97,029)	(89,658)	(7,371)
Investment in Subsidiary	(1,239,422)	-0-	(1,239,422)

Net Cash Used In Investing Activities	(2,300,370)	(977,345)	(1,323,025)

Cash Flows From Financing Activities
Net Proceeds From Shareholder Loans	225,000	219,000	6,000
Process from Issuance of Convertible Notes	5,900,000	5,900,000	-0-
Proceeds From Notes Payable	100,000	-0-	100,000
Payment of Notes Payable	(100,000)	(100,000)	-0-
Issuance of Common Stock	2,321,076	600	2,320,476
Proceeds from Stock Notes Receivable	46,491	19,412	27,079
Cash From Subsidiary Acquired Via Stock Exchange	1,517	-0-	1,517

Net Cash Provided By Financing Activities	8,494,084	6,039,012	2,455,072

Increase (Decrease) in Cash	671,421	669,942	1,479
Balance, Beginning of Period	-0-	1,479	-0-

Balance, End of Period	$671,421	$671,421	$1,479

The accompanying notes are an integral part of the financial statements.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of i2 Telecom International, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A.	Nature of Operations – The Company was incorporated under the laws of the State of Delaware on February 28, 2002. The Company, headquartered in Boca Raton, Florida, is a telecommunications service provider employing next generation Voice over Internet Protocol (“VoIP”) technology. The Company has proprietary patent pending technology that allows transmission of VoIP, connection to long distance public-switched telephone network (“PSTN”), and other enhanced communications services through an Internet Access Device (“IAD”).

The Company has targeted specific markets that are connected to the Internet. Customers will be supplied an i2 Telecom “IAD” micro gateway, which will enable them to: 1) make, at no cost other than the initial cost of micro gateway and the subscription fee, unlimited calls to other i2 Telecom subscribers – anywhere in the world using the customer’s existing phone (no new or special IP phone required); 2) make long distance calls to people who use a normal telephone line using the i2 Telecom least cost routing network that will provide competitive long distance rates; and 3) an “IAD” that works with either a broadband (DSL, Cable, etc.) or dial up service.

B.	Basis of Consolidation – The consolidated financial statements include the accounts of SuperCaller Community, Inc., a wholly owned subsidiary located in Redwood City, California. All significant intercompany accounts and transactions have been eliminated in consolidation.

C.	Revenues – The Company recognizes revenue from sale of its i2 Telecom “IAD” micro gateway at time of shipment. Revenues from per-minute charges and user fees are recognized as incurred by its customers.

D.	For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

E.	Inventories – Inventories are stated at lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. Inventory classifications as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Raw Material	$200,325	$335,327
Work in Process	325,956	-0-
Finished Goods	240,730	-0-

	$767,011	$335,327

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 1. Summary of Significant Accounting Policies – (continued)

F.	Property, Equipment and Related Depreciation – Property and equipment are recorded at cost. Depreciation is computed by the straight-line method for financial and tax reporting purposes. Estimated lives range from five to ten years. When properties are disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on disposition is recognized currently. Maintenance and repairs which do not improve or extend the lives of assets are expensed as incurred.

G.	Intangible Assets – The Company has capitalized certain costs related to registering a trademark and patent pending technology. These costs are being amortized on a straight-line basis over its estimated lives of twenty years and fifteen years, respectively.

H.	In accordance with SFAS No. 121, the Company reviews its long-lived assets, including property and equipment, goodwill and other identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value. The Company had no impairment of assets during the periods ended December 31, 2003 and 2002.

I.	Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J.	Income Taxes – The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

K.	Research and Development Expenses – The Company expenses research and development expenses as incurred. Amounts payable to third parties under product development agreements are recorded at the earlier of the milestone achievement, or when payments become contractually due.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 2. Property and Equipment

The major components of property and equipment at December 31, 2003 and 2002 are as follows:

	2003	2002
Network Equipment	$136,677	$-0-
Office Equipment	84,160	24,638
Software	692,565	28,600
Lab Equipment	23,864	5,600
Furniture and Fixtures	50,109	40,851

	987,375	99,688
Less: Accumulated Depreciation	157,079	8,551

Net Property and Equipment	$830,296	$91,137

Depreciation charged to operations was $148,528 and $3,860 for the periods ended December 31, 2003 and 2002, respectively.

Note 3. Intangible Assets

Intangible assets at December 31, 2003 and 2002 consisted of the following:

Amortized Intangibles	Amortization Period	2003	2002
Patent Pending Technology	15 Years	$3,251,695	$3,198,289
Trademark	20 Years	36,252	-0-

		3,287,947	3,198,289
Accumulated Amortization		215,660	-0-

Balance, net		$3,072,287	$3,198,289

Amortization charged to continuing operations was $215,660 and $-0- for the periods ended December 31, 2003 and 2002, respectively.

Note 4. Notes Receivable From Stock Sales

Notes receivable from stockholders represent amounts owed to the Company by certain stockholders for the purchase of common stock of the Company. The notes call for a 3% interest rate and aggregate monthly payments of $4,000 being made through payroll deduction, generally over a 26-month period. During the year ended December 31, 2003, the Company suspended monthly payments as part of a compensation reduction plan. The common stock is being held as collateral for the notes. On December 31, 2003 all outstanding notes and accrued interest were cancelled as part of an agreement to cancel the Company’s outstanding Stock Appreciation Rights (See Note 13).

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 5. Notes Payable

Notes payable consist of three notes payable in the amounts of $50,000, $50,000 and $250,000, at interest rates of 8%, 6% and 6%, respectively, due to two individuals and one corporation who were previously affiliated with SuperCaller (see Note 11). The principal and all accrued interest are due and payable upon the Company obtaining certain levels of equity funding. These funding levels are expected to be met prior to December 31, 2004, therefore the entire $350,000 obligation is reported as a current liability.

Note 6. Notes Payable – Related Parties

As of December 31, 2003 and 2002 the Company owed $225,000 and $106,000, respectively to certain shareholders for various advances made to the Company. The advances are unsecured and due on demand.

Note 7. Issuance of Convertible Note Payable and Conversion to Preferred Stock

During the year ended December 31, 2003, the Company issued two separate series of 6% convertible notes payable totaling $5,900,000. The first issuance consisted of a total of $2,500,000 in notes convertible into the Company’s common stock, $.01 par value, at any time on the basis of $2.50 per share, subject to adjustment for any stock split, reverse stock split, stock dividend or similar transactions. The second issuance consisted of a total of $3,400,000 in notes convertible into the Company’s common stock, $.01 par value, at any time on the basis of $3.00 per share, subject to the same terms as the previous issuance.

On December 31, 2003, with the consent of all note holders, the Company converted all $5,900,000 of its convertible notes outstanding in exchange of 59,000 shares of its preferred stock, $1.00 par value, at a rate of 1 share of the Company’s preferred stock for every $100 of unpaid principal.

In addition, all accrued and unpaid interest was paid in shares of the Company’s common stock, $.01 par value, with each such share valued at the conversion price associated with the note. Total interest paid and shares of common stock issued were $191,872 and 73,342, respectively.

Note 8. Per Share Computation

Earnings per share have been calculated based on the weighted average number of shares outstanding.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 9. Income Taxes

The Company has incurred a net operating loss for federal income tax purposes of $4,668,223 and $1,329,755 in 2003 and 2002, respectively, which it has elected to carry forward, therefore the Company has not recorded any current tax accrual. Additionally, from the SuperCaller Community, Inc. acquisition the Company has a net operating loss carry forward of $160,599. The Company has total net operating loss carry forwards which expire as follows:

2022	$160,599
2023	6,194,907

$6,355,506

Deferred taxes are detailed as follows:

	2003	2002
Deferred Income Tax Assets
Net Operating Loss Available	$2,160,872	$506,720
Amortization of R&D Expenses	439,490	488,322
Accrued Expenses	244,271	57,930

	2,844,633	1,052,972
Valuation Allowance	2,844,633	1,052,972

Net Deferred Income Tax Asset	$-0-	$-0-

The valuation allowance is evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time the allowance will either be increased or reduced; reduction would result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer required. Due to the above valuation allowance, the Company has not recorded any assets for deferred taxes as of December 31, 2003 and 2002.

Note 10. Supplemental Cash Flow Disclosures

Interest received and paid, income taxes paid and non-cash transactions incurred during the periods ended December 31, 2003 and 2002 was as follows:

	2003	2002
Interest Received	$7,237	$2,921

Interest Paid	4,711	9,106

Income Taxes	$-0-	$-0-

Non-Cash Transactions:
Stock purchase of Subsidiary	-0-	1,616,755
Cancellation of Stock Notes	79,500	-0-
Payment of Interest via Stock	192,605	-0-
Conversion of Debt to Stock	5,900,000	-0-
Cancellation of Stock
Appreciation Rights	897,952	-0-

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 11. Acquisition of Subsidiary

In June 2002, the Company invested in a technology development company called SuperCaller Community, Inc. (“SuperCaller”) of Mountain View, California and simultaneously entered into an exclusive worldwide marketing, manufacturing and distributions agreement with SuperCaller. On December 31, 2002, i2 Telecom completed the acquisition of SuperCaller by acquiring 100% of its outstanding common shares. The results of SuperCaller’s operations have been included in the consolidated financial statement since that date. SuperCaller possesses leading edge VoIP technology in the areas of telephony protocol engine, audio compression enhancement and echo cancellation. As a result of the acquisition, the Company expects its proprietary technology will provide meaningful competitive advantages as compared to the technology of other VoIP providers. It also expects to reduce costs through economies of scale.

The aggregate purchase price was $2,326,635, including cash of $600,000, common stock valued at $1,616,755, and transaction costs of $109,880. The value of the 337,962 common shares issued was determined based on the market price of i2 Telecom’s common shares over the 4-week period before and after the terms of the acquisition were agreed to.

The Company accounted for this acquisition using the purchase method of accounting. The estimated fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

Current Assets	$199,279
Property and Equipment	18,766
Proprietary Un-patented Technology	3,190,917

Total Assets	3,408,962

Current Liabilities	(1,082,327)
Long-Term Debt	-0-

Total Liabilities Assumed	(1,082,327)

Net Assets Acquired	$2,326,635

On a pro-forma basis, reflecting this acquisition as if it had taken place at the beginning of the respective periods, net revenues, net earnings (loss) and earnings (loss) per share for the periods ended December 31, 2003 and 2002 would have been as follows:

	2003	2002
Net Revenues	$-0-	$-0-

Net Loss	$(5,354,608)	$(3,643,964)

Net Loss per Share
Basic	$(2.76)	$(2.36)
Diluted	$(1.526)	$(2.23)

The above pro-forma results are not indicative of either future financial performance or actual results which would have occurred had the acquisition taken place at the beginning of the respective periods.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 12. Stock Options and Warrants

During 2002, the Company’s board of directors approved a stock option plan to officers, directors and certain key employees. Generally, the options vest based on the attainment of certain performance criteria set forth in the option agreements. In additions, the Company has issued stock warrants to key employees, consultants, and certain investors, with expiration dates of one-to-five years. The Company accounts for its stock option plan in accordance with the provisions of Account Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations. As such, compensation expenses are recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price, the intrinsic value method. Under SFAS 123, “Accounting for Stock-Based Compensation”, entities are permitted to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion 25 and provide the pro forma disclosures required by SFAS 123. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and related interpretations.

Stock compensation expense is comprised of the amortization of deferred compensation resulting from the grant of stock options to employees at exercise or sale prices deemed to be less than fair value of the common stock at grant date, net of forfeitures related to such employees who terminated service while possessing unvested stock options, as these terminated employees have no further service obligations.

The following table summarizes relevant information as to reported results under the Company’s intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS 123 had been applied for the periods ended December 31, 2003 and 2002.

	2003	2002
Net Loss, as reported	$(5,354,608)	$(1,501,409)
Add: Stock-based employee compensation expense attributable to common stock options	-0-	-0-
Less: Stock-based employee compensation expense attributable to common stock options determined under fair value based method	(87,384)	(20,172)

Net Loss, as Adjusted	$(5,441,992)	$(1,521,581)

Loss Per Share-Basic, as Reported	$(2.76)	$(.97)

Loss Per Share-Diluted, as Reported	$(1.47)	$(.92)

Loss Per Share-Basic, as Adjusted	$(2.81)	$(.99)

Loss Per Share-Diluted, as Adjusted	$(1.55)	$(.93)

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 12. Stock Options and Warrants - (continued)

The summary of the status of the Company’s stock option plan as of December 31, 2003 and 2002 and changes during the periods then ended is as follows:

	2003		2002
	Number of Options/ Warrants	Weighted Average Exercise Price	Number of Options/ Warrants	Weighted Average Exercise Price
Outstanding at Beginning of Period	1,584,609	$3.19	-0-	n/a
Options Granted	863,000	$3.19	1,175,000	$3.07
Warrants Granted	127,495	$2.40	409,609	$3.51
Exercised	-0-	-0-	-0-	n/a
Forfeited	(150,000)	$(3.00)	-0-	n/a

Outstanding at End of Period	2,425,104	$3.16	1,584,609	$3.19

Options Exercisable at End of Period	595,671	$3.30	225,000	$3.00
Weighted-average Fair Value of Options Granted During the Period		$.18		$.16

As of December 31, 2003, the range of option and warrant exercise prices for outstanding and exercisable options and warrants was $.01 to $5.00 with a weighted average remaining contractual life of 2.91 years.

Note 13. Stock Appreciation Rights and Restricted Share Units

In October 2002, the Company reduced compensation 25% for all executives of the Company. In November, the compensation of the Chief Executive Officer and President was further reduced to the minimum salary necessary to maintain group insurance coverage. To provide the Company executives the opportunity to restore this lost compensation at a future date a Stock Appreciation Rights Plan (Plan) was established effective October 1, 2002. The Plan provides that at the time the Company changes ownership or becomes a publicly held company (per specific provisions in the Plan), the Company executives receive in Company stock or cash the differential amount between the fair market value of the Company stock and the applicable initial value of their stock appreciation rights. For the period from October 1, 2002 through May 31, 2003, the conversion rate was $1.875 per each stock appreciation right for each $1.00 in reduced salary. Effective June 1, 2003, the conversion rate was amended to $3.00 per each stock appreciation right for each $1.00 in reduced salary. As of December 31, 2003 and 2002, this was a total aggregate salary reduction amount of $740,082 and $102,229, respectively.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 13. Stock Appreciation Rights and Restricted Share Units - (continued)

On December 31, 2003, the Company terminated its Stock Appreciation Plan and cancelled all outstanding rights granted. As consideration for the consideration of rights cancelled, each employee received restricted stock or cancellation their notes receivable (See Note 4) at rate of $3 per right. On December 31, 2003, the Company amended its 2002 Stock Option Plan to properly administer the granting of Restricted Stock. Under the amended plan, employees are granted restricted units without cost to the employee. Each restricted share unit awarded to a participant represents an unfunded, unsecured right, which is nontransferable except in the event of death, of the employee to receive one share of common stock, $.01 par value on the date specified in the grant. The restricted share units granted under the plan vest evenly over three years, with immediate vesting upon termination. Information with respect to restricted share units and stock appreciation rights as of December 31, 2003 and 2002 is as follows:

	2003	2002
Stock Appreciation Rights Granted	245,193	54,522
Stock Appreciation Rights Outstanding	-0-	54,522
Restricted Shares Granted	239,481	-0-
Weighted Average Fair Value of Shares	$3.00	n/a
Pre-Tax Compensation Expense Charged to Earnings, net of cancellations	$727,606	$170,381
Cancellation of Notes Receivable	$179,544	$-0-

Note 14. Deferred Compensation Plan

In September 2003, the Company instituted a second salary reduction plan whereas executives of the Company agreed to an additional decrease in salary. Under this plan, the company will repay the difference between the wages paid immediately prior to the start of the plan and their reduced salary plus 20% of the difference. The deferred amount is due at a time when the company becomes profitable. As of December 31, 2003, the amount of deferred compensation accrued was $143,184.

Note 15. Employee Benefit Plans

Employees are paid through a professional employment organization (PEO). The PEO is a co-employer with the Company. It carries and maintains the Company’s employee benefit programs such as health insurance, dental, disability, life insurance and 401K plan. The Company’s costs for these plans are imbedded in the fee charged by the PEO for payroll costs.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 16. Lease Obligation

The Company leases its headquarters facility in Boca Raton, Florida and engineering center in Redwood City, California.

In addition, the company still leases its office space in Atlanta, Georgia formerly used for its headquarters under a lease expiring in January 2005. In connection with the relocation of its headquarters to Boca Raton, the Company subleased the Atlanta space to a third-party tenant.

Total rents paid during the periods ended December 31, 2003 and 2002 were $215,789 and $46,971, respectively.

Future minimum lease obligations under all operating leases are as follows:

December 31, 2004	$263,944
December 31, 2005	31,017
December 31, 2006	-0-
December 31, 2007	-0-
December 31, 2008	-0-

$294,961

The above rental expenses will be offset by $46,500 and $3,875 in sublease rental income during the years ending December 31, 2004 and 2005, respectively.

Note 17. Development Stage Enterprises

The Company is a development stage enterprise in that planned principal operations have only recently begun and only insignificant amounts of revenue have occurred through December 31, 2003. Development stage activities in which the Company has been actively engaged include building a management team, financial planning, raising capital, research and development, establishing sources of supply, acquiring property and equipment and other operating assets, training personnel, developing markets, building a network operation center, and developing customer billing systems.

Because of the factors noted in the preceding paragraph, the Company incurred a net loss of $4,576,415 and $1,331,027 during the periods ended December 31, 2003 and 2002, respectively. These losses, as well as the uncertain conditions that the Company faces relative to its ongoing debt and equity fund-raising efforts, create an uncertainty as to the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the Company’s success in its ability to obtain needed financing from its existing shareholders. The Company expects that if revenues and outside financing are inadequate to fund all the Company’s cash obligations through at least December 31, 2004, these financing requirements will be provided by one or more of its existing shareholders.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 18. Contingencies

As of December 31, 2003, the Company was a defendent in a lawsuit with former stockholders of its wholly-owned subsidiary, SuperCaller Community, Inc. (SC). The former stockholders have alleged the Company forced them to sell the SC. Management believes the suit has no merit and plans to vigorously defend the lawsuit. As of January 31, 2004 the outcome of the lawsuit is unknown. Therefore, no loss or liability has been recorded in the financial statements.

On June 30, 2003, the Company filed for arbitration against the former majority owner of SuperCaller Community, Inc. for liabilities exceeding the $400,000 threshold on September 17, 2002 as provided for in the purchase agreement. The excess liabilities that the Company claims amounts to $452,250 and is represented by 90,450 shares of the Company’s common stock that is being held in escrow by the escrow agent.

In October 2003, the Company entered into an agreement to acquire VoIP subscribers from a company claiming to be a well-known file sharing service and paid $118,000 pending the execution of a definitive agreement. Upon the failure to execute a definitive agreement, the original agreement was terminated and all monies paid were to be returned to the Company. Upon the failure to return the amounts due, the Company has filed a lawsuit to recover the amounts paid. As of January 31, 2003, the outcome of the lawsuit is unknown. During the year ended December 31, 2003, the Company has recorded an expense of $118,000 as collection of this amount is uncertain.

The Company had been named a defendant in a lawsuit regarding a disputed amount due for patent preparation and filings. Based on the present status of these litigation matters, management believes this will not ultimately have a material effect on the results of operations, financial position, or cash flows of the Company.

Note 19. Subsequent Events

On January 30, 2004, the Company entered into a definitive Agreement and Plan of Merger with Digital Data Networks, Inc. (DDN), a Washington corporation. Pursuant to the agreement, the Company and DDN Acquisition Corporation (a wholly-owned subsidiary of DDN) will be merged with and into the Company with the Company to survive the Merger as a wholly-owned subsidiary of DDN.

Under terms of the agreement, at the effective time of the Merger, the issued and outstanding shares of:

1.	The Company’s common stock, $.01 par value per share, shall be converted into the right to receive and aggregate of 5,160,722 shares of the DDN’s common stock, no par value per share and 135,000 shares of DDN’s preferred stock series B, no par value per share.

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARY

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003 and 2002

Note 19. Subsequent Events - (continued)

2.	The Company’s preferred stock series A-1, $1.00 par value per share shall be converted into the right to receive an aggregate of 22,500 shares of DDN’s preferred stock Series A-1, no par value per share.

3.	The Company’s preferred stock series A-2, $1.00 par value per share shall be converted into the right to receive an aggregate of 30,600 shares of the DDN’s preferred stock series A-2, no par value per share.

4.	The Company’s preferred stock series B, $1.00 par value per share shall be converted into the right to receive an aggregate of 100,000 shares of DDN’s preferred stock series C, no par value per share.

The Company anticipates the Merger will close by February 27, 2004.

DNN is a publicly traded company which generates advertising revenue in the out-of-home advertising industry through its Transit Network operation, which sells advertising on its digital information network. The Transit Network’s digital information network is a network of computerized electronic displays that delivers information, both text and graphics, to riders on-board public transit vehicles, utilizing an FM sub-carrier signal to transmit the data. The Transit Network currently operates its digital information network on the Dallas Area Rapid Transit bus and rail system.

On January 30, 2004, DDN entered into an Asset Purchase Agreement with a newly created entity owned by certain members of DDN’s management team. Pursuant to the agreement, DDN agreed to sell substantially all its operating assets relating to its digital information network in exchange for the new owner’s assuming certain liabilities and obligations relating to such assets. The closing of the Asset Purchase is subject to the closing of the above mentioned merger and the satisfaction or waiver of other closing conditions set forth in the agreement.

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

ASSETS

	June 30,
	2004	2003
Current Assets
Cash	$106,612	$96,618
Accounts Receivable	225,849	139,968
Inventories	974,117	773,638
Prepaid Expenses and Other Current Assets	280,773	32,153

Total Current Assets	1,587,351	1,042,377

Property and Equipment, Net	806,357	821,684

Other Assets
Intangible Assets, Net of Accumulated Amortization of $324,956 and $107,030, respectively	2,984,960	3,130,813
Deposits	55,954	38,960

Total Other Assets	3,040,914	3,169,773

Total Assets	$5,434,622	$5,033,834

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

	June 30,
	2004	2003
Current Liabilities
Accounts Payable and Accrued Expenses	$886,850	$931,815
Deferred Revenue	100,000	101,103
Notes Payable-Current	1,352,040	350,000

Total Current Liabilities	2,338,890	1,382,918

Long-Term Debt – Notes Payable	-0-	3,270,000

Total Liabilities	2,338,890	4,652,918

Stockholders’ Equity (Deficit)
Preferred Stock, $1.00 Par Value, 5,000,000 Shares Authorized,-0- Shares and -0- Shares Issued and Outstanding, respectively	-0-	-0-
Common Stock, $.01 Par Value, 10,000,000 Shares Authorized, -0- Shares and 1,936,103 Shares Issued and Outstanding, respectively	-0-	19,361
Common Stock, No Par Value, 100,000,000 Shares Authorized, 33,898,784 Shares and -0- Shares Issued and Outstanding, respectively	11,998,666	-0-
Restricted Units	946,626	-0-
Additional Paid-In Capital	-0-	4,203,869
Accumulated Deficit During the Development Stage	(9,849,560)	(3,603,942)

	3,095,732	619,288
Less: Notes Receivable from Stock Sales	-0-	(238,372)

Total Stockholders’ Equity (Deficit)	3,095,732	380,916

Total Liabilities and Stockholders’ Equity (Deficit)	$5,434,622	$5,033,834

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	i2 Delaware Cumulative From Inception to June 30, 2004	For the Three Months Ended June 30, 2004	For the Three Months Ended June 30, 2003	For the Six Months Ended June 30, 2004	For the Six Months Ended June 30, 2003
Revenue	$413,053	$138,944	$29,550	$266,388	$108,750

Cost of Revenue	700,865	115,269	136,755	288,652	325,772

Gross Profit (Loss)	(287,812)	23,675	(107,205)	(22,264)	(217,022)

General and Administrative Expenses	9,208,162	1,525,043	728,370	2,954,172	1,805,087

Loss From Operations	(9,495,974)	(1,501,368)	(835,575)	(2,976,436)	(2,022,109)

Other Income (Expense)
Interest Income	10,308	49	-0-	115	1,540
Interest Expense	(245,894)	(6,924)	(33,198)	(17,222)	(81,964)
Loss on Subscription List	(118,000)	-0-	-0-	-0-	-0-

Total Other Income (Expense)	(353,586)	(6,875)	(33,198)	(17,107)	(80,424)

Net Income (Loss)	$(9,849,560)	$(1,508,243)	$(868,773)	$(2,993,543)	$(2,102,533)

Weighted Average Common Shares:
Basic	5,813,753	16,544,261	4,384,385	11,401,693	4,397,194
Diluted	23,369,638	43,735,229	20,059,011	39,572,693	16,276,360
Earnings Per Common Share:
Basic	$(1.69)	$(.09)	$(.20)	$(.26)	$(.48)

Diluted	$(.41)	$(.03)	$(.04)	$(.08)	$(.13)

i2 TELECOM INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	i2 Delaware Cumulative From Inception to June 30, 2004	For the Three Months Ended June 30, 2004	For the Three Months Ended June 30, 2003	For the Six Months Ended June 30, 2004	For the Six Months Ended June 30, 2003
Cash Flows From Operations
Net Loss From Continuing Operations	$(9,849,560)	$(1,508,243)	$(868,773)	$(2,993,543)	$(2,102,533)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities
Depreciation and Amortization	581,448	107,106	94,330	213,400	170,054
Interest Paid Via Issuance of Stock	192,604	-0-	-0-	-0-	-0-
Stock Compensation	897,952	-0-	-0-	-0-	-0-
(Increase) Decrease In:
Accounts Receivable	(225,849)	17,174	(139,968)	(79,111)	(139,968)
Inventories	(779,355)	(185,433)	(411,461)	(207,106)	(438,311)
Prepaid Expenses	(236,830)	(11,222)	(12,258)	(220,296)	(9,938)
Other Assets	(55,954)	(9,977)	(9,385)	(12,890)	(15,473)
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	624,065	(62,989)	125,773	70,360	178,782
Deferred Revenue	100,000	(1,329)	101,103	-0-	101,103

Net Cash Used In Operating Activities	(8,751,479)	(1,654,913)	(1,120,639)	(3,229,186)	(2,256,284)

Cash Flows From Investing Activities
Equipment Purchases	(1,044,084)	(17,231)	(283,329)	(80,165)	(793,571)
Payments for Patents and Trademarks	(118,998)	(5,644)	(5,362)	(21,969)	(39,554)
Investment in Subsidiary	(1,239,422)	-0-	-0-	-0-	-0-

Net Cash Used In Investing Activities	(2,402,504)	(22,875)	(288,691)	(102,134)	(833,125)

Cash Flows From Financing Activities
Net Proceeds (Payments) From Shareholder Loans	-0-	-0-	-0-	(225,000)	(6,000)
Proceeds from Issuance of Convertible Notes	6,885,000	985,000	1,020,000	985,000	3,270,000
Proceeds From Notes Payable	100,000	-0-	-0-	-0-	-0-
Payment of Notes Payable	(123,903)	(23,903)	-0-	(23,903)	(100.000)
Issuance of Common Stock	2,321,266	190	-0-	190	-0-
Issuance of Preferred Stock	2,030,224	30,224	-0-	2,030,224	-0-
Proceeds from Stock Notes Receivable	46,491	-0-	2,719	-0-	20,548
Cash From Subsidiary Acquired Via Stock Exchange	1,517	-0-	-0-	-0-	-0-

Net Cash Provided By Financing Activities	11,260,595	991,511	1,022,719	2,766,511	3,184,548

Increase (Decrease) in Cash	106,612	(686,277)	(386,611)	(564,809)	95,139
Balance, Beginning of Period	-0-	792,889	483,229	671,421	1,479

Balance, End of Period	$106,612	$106,612	$96,618	$106,612	$96,618

i2 TELECOM INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Background of the Company

i2 Telecom International, Inc., a Washington corporation formerly known as Digital Data Networks, Inc. (the “Company”), provides low-cost telecommunications services employing next-generation voice over Internet protocol (“VoIP”) technology. The Company was incorporated as “Transit Information Systems, Inc.” under the laws of the State of Washington on October 17, 1988. In July 1995, the Company changed its name to “Digital Data Networks, Inc.” In March 2004, the Company changed its name to “i2 Telecom International, Inc.” The Company’s offices are currently located at 301 Yamato Road, Suite 2112, Boca Raton, Florida 33431, and the Company’s telephone number at that address is 561-994-5379.

From October 17, 1988 until February 27, 2004, the Company was a wireless, passenger communication and advertising company, principally engaged in selling digital advertising space through the operation of a digital information network, utilizing digital radio transmission technology to display current news, information and advertising to riders on-board public transit vehicles. From 1991 through February 2004, the Company operated a digital information network in Dallas, Texas under the assumed name “The Transit Network” on the Dallas Area Rapid Transit bus and rail system.

In February 1996, the Company completed an initial public offering of shares of its common stock, no par value per share (the “Common Stock”), and raised net cash proceeds of approximately $5.8 million.

On February 26, 2004, a newly-formed, wholly-owned subsidiary of the Company merged with and into i2 Telecom International, Inc., a Delaware corporation (“i2 Delaware”), with i2 Delaware surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”), pursuant the certain Agreement and Plan of Merger dated as of January 30, 2004, among the Company, a wholly-owned subsidiary of the Company, i2 Delaware and certain stockholders of the Company and i2 Delaware signatory thereto (the “Merger Agreement”). In connection with the Merger, former stockholders of i2 Delaware became entitled to receive shares of Common Stock and shares of various classes and series of the Company’s preferred stock, no par value per share, constituting up to 88.44% of the voting securities of the Company, assuming the issuance of all contingent consideration such stockholders may become entitled to receive pursuant to the Merger Agreement upon the resolution of a certain legal proceeding pending against i2 Delaware. On June 3, 2004, all outstanding shares of the Company’s preferred stock issued in the Merger were converted into shares of Common Stock.

On February 27, 2004, the Company sold substantially all of its operating assets relating to the operations of The Transit Network to InTransit Media, Inc. (“InTransit Media”) in exchange for

InTransit Media assuming certain obligations and liabilities relating to such assets (the “Asset Sale”), pursuant to that certain Asset Purchase Agreement dated January 30, 2004, as amended by the First Amendment thereto dated February 26, 2004, between the Company and InTransit Media.

On March 5, 2004, in connection with the Merger and the Asset Sale, the Company changed its name from “Digital Data Networks, Inc.” to “i2 Telecom International, Inc.” and changed its ticker symbol on the over-the-counter electronic bulletin board from “DIDA” to “ITUI”.

As a result of the Merger, i2 Delaware became a wholly-owned subsidiary of the Company. i2 Delaware was incorporated in February 2002. In June 2002, i2 Delaware made an equity investment in SuperCaller Community, Inc., a technology development company located in Mountain View, California (“SuperCaller”), and simultaneously entered into an exclusive worldwide marketing, manufacturing and distribution agreement with SuperCaller. SuperCaller possessed leading edge VoIP technology in the areas of telephony protocol engine, audio compression enhancement and echo cancellation. In December 2002, i2 Delaware acquired the remaining equity interests in SuperCaller, and SuperCaller became a wholly-owned subsidiary of i2 Delaware.

As a result of the Merger and the Asset Sale, the Company’s operations now consist of the operations of the Company’s direct, wholly-owned subsidiary, i2 Delaware, and the Company’s indirect, wholly-owned subsidiary, SuperCaller. For financial reporting purposes, i2 Delaware is the Company’s successor-interest as a result of the Merger. Consequently, this Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 (the “Quarterly Report”), provides financial statement and narrative comparisons for the operations of the Company for such period compared to the operations of i2 Delaware for the same period in 2003 and, where applicable, the operations of the Company for the same period in 2003. The Company believes that the most informative comparison is that of the Company’s operations for the current period compared with that of i2 Delaware for the same period in 2003.

Nature of Business

The Company provides low-cost telecommunications services employing next-generation VoIP technology. These operations are based in Boca Raton, Florida; Atlanta, Georgia; Redwood City, California; and China. Through i2 Delaware, the Company controls its own proprietary technology and outsources its production and service functions with strategic partners. The Company provides micro gateway adapters (InternetTalker(TM)), VoIP long distance and other enhanced communication services to subscribers. The Company’s proprietary technology platform is built to the Session Initiation Protocol (“SIP”) standard. The Company’s revenue model now includes prepaid revenue from the sale of i2 Delaware’s InternetTalker(TM) integrated access device, recurring monthly subscriptions, call minute termination and original equipment manufacturer (“OEM”) royalties.

The Company owns its technology and controls its technological development through its engineering group in the Silicon Valley. i2 Delaware has filed seven patents with 99 claims in the areas of echo cancellation, compression enhancement, cellular connectivity, dynamic media transmission, multi unit NATing, Multi-NOC operations and telephony protocol engine. The Company has been granted “patent pending” status on five of the seven patents with two additional patents pending for international patent status. Three patents are currently in the discovery phase for subsequent filing in the areas of Micro-PoPs, VoIp are dial-up over packet origination.

Liquidity and Going Concern

The Company has experienced net losses and negative cash flows from operations and has an accumulated deficit at June 30, 2004 of approximately $9.8 million. The Company does have a positive working capital position as of June 30, 2004. The ability of the Company to generate positive cash flows from operations and net income is dependent, among other things, on market conditions, the recovery of recorded assets, cost control, identifying and securing additional revenue sources, and the Company’s ability to raise capital under acceptable terms. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties. As noted in an explanatory paragraph in the Report of Independent Certified Public Accountants on the Company’s consolidated financial statements for the year ended December 31, 2003, as set forth in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the Securities and Exchange Commission (the “SEC”), these conditions raised substantial doubt about the Company’s ability to continue as a going concern.

Accounting for the Merger and Asset Sale

The Merger and Asset Sale are being accounted for as a transfer and exchange and merely a change in legal organization and not a change in the entity. Therefore, all assets and liabilities are transferred at historical cost and the gain on sale of assets is not included in the statement of operations and cash flows for the three months ended June 30, 2004.

As of the date of the Merger, the Company’s accumulated deficit was $13,700,794. In accounting for the Merger, the accumulated deficit of the Company has been eliminated. The balance of accumulated deficit as of the end of the period represents the accumulated deficit of i2 Delaware since inception. The other capital accounts, including common stock, preferred stock and additional paid-in capital represents the stock issued by the surviving corporation. The write-off of the Company’s accumulated deficit has been adjusted by a reduction to the other capital accounts starting with additional paid-in capital, then preferred stock, and the balance against common stock. Since the Company had no outstanding preferred stock prior to the Merger, the preferred stock of the Company has been reduced to zero.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and i2 Delaware and SuperCaller, both of which are, directly or indirectly, wholly-owned subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used when accounting for allowances for doubtful accounts, revenue reserves, inventory reserves, depreciation and amortization, taxes, contingencies and impairment allowances. Such estimates are reviewed on an on-going basis and actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of its i2 Delaware “IAD” micro gateway, from per minute charges for long distance and from user fees, in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 101A and No. 101B (as amended, “SAB No. 101”). SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services rendered; (iii) the fee is fixed and determinable; and (iv) collectibility is reasonably assured. Determination of criteria (iii) and (iv) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. The Company has concluded that its revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States of America and SAB No. 101.

Comprehensive Income or Loss

The Company has no components of other comprehensive income or loss, and accordingly, net loss equals comprehensive loss for all periods presented.

Earnings Per Share

For the second quarter of 2004 and 2003, net loss per share is based on the weighted average number of shares of Common Stock outstanding. At June 30, 2004 and June 30, 2003, the Company had, on a weighted average, 16,544,261 shares and 4,397,194 shares of Common Stock outstanding, respectively.

At June 30, 2004, the Company had 34,441,098 share of Common Stock outstanding, including 1,591,065 of restricted shares. Additionally, the Company had outstanding options and warrants to purchase 19,734,655 shares of Common Stock. Consequently, on a fully-diluted basis, the Company would have 52,584,688 shares of Common Stock outstanding at June 30, 2004.

Stock Compensation

During 2002, i2 Delaware’s board of directors approved a stock option plan for officers, directors and certain key employees. Options outstanding under i2 Delaware’s stock option plan at the time of the Merger were converted in the Merger into the right to purchase shares of the Company’s preferred stock series B, no par value per share (the “Preferred Stock Series B”). Generally, the options vest based on the attainment of certain performance criteria set forth in the option agreements evidencing such options.

In addition, prior to the Merger, i2 Delaware issued warrants to key employees, consultants and certain investors, with expiration dates of one-to-five years. These warrants were also converted in the Merger into the right to purchase shares of Preferred Stock Series B.

On June 3, 2004, all the outstanding shares of Preferred Stock Series B converted into shares of Common Stock in accordance with the terms of the Statement of Rights of the Preferred Stock Series B, and all the outstanding options and warrants to purchase shares of Preferred Stock Series B became exercisable to purchase such number of shares of Common Stock into which such shares of Preferred Stock Series B are convertible.

The Company accounts for i2 Delaware’s stock option plan in accordance with the provisions of Account Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees” (“APB Opinion 25”) and related interpretations. As such, compensation expenses are recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price-the intrinsic value method. Under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), entities are permitted to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion 25 and provide the pro forma disclosures required by SFAS 123. All stock based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123 and related interpretations.

Stock compensation expense is comprised of the amortization of deferred compensation resulting from the grant of stock options to employees at exercise or sale prices deemed to be less than fair value of the Common Stock at grant date, net of forfeitures related to such employees who terminated service while possessing unvested stock options, as these terminated employees have no further service obligations.

The following table summarizes relevant information as to reported results under the Company’s intrinsic value method of accounting for stock awards, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied for the three months ended June 30, 2004 and 2003. The information provided as of June 30, 2003, is that of i2 Delaware.

	For the Three Months Ended June 30,2004	For the Three Months Ended June 30,2003	For the Six Months Ended June 30,2004	For the Six Months Ended June 30,2003
Net Loss, as reported	$(1,508,243)	$(868,773)	$(2,993,543)	$(2,102,533)
Add: Stock-based employee compensation expense attributable to common stock options	-0-	-0-	-0-	-0-
Less: Stock-based employee compensation expense attributable to common stock options determined under fair value based method	(37,369)	(37,973)	(62,925)	(50,987)

Net Loss, as Adjusted	$(1,545,612)	$(1,510,856)	$(3,056,468)	$(2,153,520)

Loss Per Share-Basic, as Reported	$(.09)	$(.20)	$(.26)	$(.48)

Loss Per Share-Diluted, as Reported	$(.03)	$(.04)	$(.08)	$(.13)

Loss Per Share-Basic, as Adjusted	$(.09)	$(.21)	$(.27)	$(.49)

Loss Per Share-Diluted, as Adjusted	$(.04)	$(.05)	$(.08)	$(.13)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Interim Financial Data

In the opinion of management, the accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the SEC. These financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003, set forth in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed with the SEC. The interim financial information included herein has not been audited. However, management believes the accompanying unaudited interim financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position of i2 Telecom International, Inc. and subsidiaries as of June 30, 2004 and June 30, 2003, and the results of their operations and cash flows for the three months ended June 30, 2004 and 2003. The results of operations and cash flows for the period are not necessarily indicative of the results of operations or cash flows that can be expected for the year ending December 31, 2004.

NOTE 2: NOTES PAYABLE

Interest Bearing Note Payables

At June 30, 2003, the current portion of notes payable consist of three notes payable in the amounts of $50,000, $50,000 and $250,000, at interest rates of 8%, 6% and 6%, respectively, to two individuals and one corporation who were previously affiliated with SuperCaller. The principal and all accrued interest are due and payable upon the Company obtaining certain levels of equity funding. These funding levels are expected to be met prior to December 31, 2004; therefore, the entire $350,000 obligation is reported as a current liability.

Subsequent to June 30, 2004, the Company entered into an agreement with the holder of the note in principal amount of $250,000. Under the terms of this agreement, the note holder agreed to a reduction in the note’s principal amount from $250,000 to $235,000 and the elimination of the note’s 6% coupon payment, in exchange for a one-time payment by the Company of $40,000.00. Consequently, the note balance has been reduced to $195,000 as a result of the $40,000 payment. The reduction in the note’s principal amount will result in a gain to the Company of $15,000 plus accrued interest on the early extinguishment of debt. Finally, the Company also agreed to pay off the balance of the note upon the earlier of the date on which the Company raises $5,000,000 in equity capital or August 31, 2004.

Convertible Note Payable and Convertible Preferred Stock

On December 31, 2003, i2 Delaware converted its (i) outstanding 6% convertible promissory notes with an aggregate principal amount of $2,500,000 and a conversion price of $2.50 per share (the “First Round Notes”) into 25,000 shares of i2 Delaware’s preferred stock series A-1 and (ii) outstanding 6% convertible promissory notes with an aggregate principal amount of $3,400,000 and a conversion price of $3.00 per share (the “Second Round Notes”) into 34,000 shares of i2 Delaware’s preferred stock series A-2. In addition, at the time of such conversions, all accrued and unpaid interest on the First Round Notes and Second Round Notes was paid in shares of i2 Delaware’s common stock, with each such share valued at the conversion price associated with such notes. Total interest paid and shares of i2 Delaware’s common stock issued were $191,872 and 73,342, respectively.

The shares of i2 Delaware’s preferred stock series A-1 and preferred stock series A-2 issued upon conversion of the First Round Notes and the Second Round Notes were converted in the Merger into the right to received shares of the Company’s preferred stock series A-1, no par value per share (the “Preferred Stock Series A-1”) and preferred stock series A-2, no par value per share (the “Preferred Stock Series A-2”), respectively.

On June 3, 2004, all the outstanding shares of Preferred Stock Series A-1 and Preferred Stock Series A-2 converted in accordance with their respective Statements of Rights into 5,979,421 and 6,776,676 shares of Common Stock, respectively. Each holder of Preferred Stock Series A-1 and Preferred Stock Series A-2 agreed to such conversion in exchange for the Company granting such holder piggy-back registration rights with respect to 10% of the shares of Common Stock issuable to such holder upon such conversion.

In addition, on June 3, 2004, all the outstanding shares of Preferred Stock Series B and the Company’s preferred stock series C, no par value per share (the “Preferred Stock Series C”), converted in accordance with their applicable Statement of Rights into 8,714,390, including 1,048,751 restricted shares and 3,321,901 shares of Common Stock, respectively. The conversion of the Preferred Stock

Series B and Preferred Stock Series C occurred automatically upon the Company increasing its authorized number of shares of Common Stock to 100,000,000, which increase the Company effected by filing an amendment to its Articles of Incorporation on June 3, 2004.

NOTE 3: STOCK OPTIONS AND WARRANTS

The summary of the status of the Company’s outstanding options and warrants to purchase shares of Common Stock as of June 30, 2004 and 2003 and changes during the periods then ended is as set forth in the table below. The information provided as of June 30, 2003 is information of i2 Delaware.

	2004		2003
	Number of Options/ Warrants	Weighted Average Exercise Price	Number of Options/ Warrants	Weighted Average Exercise Price
Outstanding at Beginning of Period	16,111,911	$.48	10,527,826.48
Options Granted	537,657	$.77	3,042,861	$.50
Warrants Granted	3,557,169	$.86	343,817	$.44
Exercised	(372,425)	$.08	-0-	n/a
Forfeited	(99,657)	$.45	-0-	n/a

Outstanding at End of Period	19,734,655	$.56	13,914,504	$.48

Options Exercisable at End of Period	11,460,515	$.60	2,738,908.50
Weighted-average Fair Value of Options Granted During the Period		$.06		$.02

As of June 30, 2004, the range of option and warrant exercise prices for outstanding and exercisable options and warrants was $.01 to $1.00 with a weighted average remaining contractual life of 2.80 years.

NOTE 4: STOCK APPRECIATION RIGHTS AND RESTRICTED SHARE UNITS

In October 2002, i2 Delaware reduced the compensation of all executives of i2 Delaware by twenty-five percent (25%). In November 2002, i2 Delaware further reduced the compensation of its Chief Executive Officer and President to the minimum salary necessary to maintain group insurance coverage. To provide i2 Delaware executives with the opportunity to restore this lost compensation at a future date, i2 Delaware established a stock appreciation rights plan effective October 1, 2002. i2 Delaware’s stock appreciation rights plan provided that, at the time i2 Delaware changes ownership or becomes a publicly held company, i2 Delaware executives receive shares of i2 Delaware’s common stock or an amount of cash equal to the difference between the fair market value of i2 Delaware’s common stock and the applicable initial value of their stock appreciation rights. For the period from October 1, 2002 through June 30, 2003, the conversion rate was $1.875 per each stock appreciation right for each $1.00 in reduced salary. Effective May 1, 2003, the conversion rate was amended to $3.00 per each stock appreciation right for each $1.00 in reduced salary. As of June 30, 2004 and 2003, the total aggregate salary reduction accrual amount is $0 and $416,350, respectively.

On December 31, 2003, i2 Delaware terminated its stock appreciation rights and terminated all outstanding rights granted pursuant thereto. As consideration for the termination of the outstanding rights, holders of such rights received restricted stock or forgiveness of outstanding notes owed to i2 Delaware at rate of $3.00 per right. On December 31, 2003, i2 Delaware also amended its stock option plan to provide for the granting of restricted stock. Under i2 Delaware’s stock option plan, shares of restricted stock may be awarded to employees without cost to the employee. Each restricted share awarded to a participant represents an unfunded, unsecured right, which is nontransferable except in the event of death of the employee, to receive one share of i2 Delaware’s common stock on the date specified in the grant. In connection with the Merger, each outstanding share of i2 Delaware’s restricted common stock was converted into restricted shares of Common Stock and Preferred Stock Series B as set forth in the Merger Agreement. The restricted shares granted under i2 Delaware’s stock option plan vest in equal installments over three years, with immediate vesting upon termination or employment. Information with respect to restricted shares and stock appreciation rights as of June 30, 2004 and 2003 is set forth in the table below. Information as of June 30, 2003 is that of i2 Delaware.

	2004	2003
Stock Appreciation Rights Granted	-0-	198,829
Stock Appreciation Rights Outstanding	-0-	198,829
Restricted Units Granted	239,481	-0-
Weighted Average Fair Value of Shares	$.45	n/a
Pre-Tax Compensation Expense Charged to Earnings, net of cancellations	$-0-	$-0-
Cancellation of Notes Receivable	$-0-	$-0-

In September 2003, i2 Delaware instituted a second salary reduction plan pursuant to which executives of i2 Delaware agreed to an additional salary decrease. Under this plan, i2 Delaware agreed to repay the difference between the wages paid immediately prior to the start of the plan and their reduced salary plus 20% of the difference. The deferred amount is due at a time when the Company becomes cash flow positive. As of June 30, 2004 and 2003, the amount of deferred compensation accrued was $256,465 and $0, respectively.

NOTE 5: DEVELOPMENT STAGE ENTERPRISE

As a result of the Merger and the Asset Sale, the Company has changed its business model and its operations now consist solely of the operations of i2 Delaware and its direct, wholly-owned subsidiary, SuperCaller. i2 Delaware is a development stage enterprise in that planned principal operations have only recently begun and only insignificant amounts of revenue have occurred through June 30, 2004. Development stage activities in which i2 Delaware, and now the Company, have been actively engaged include building a management team, financial planning, raising capital, research and development, establishing sources of supply, acquiring property and equipment and other operating assets, training personnel, developing markets, building a network operation center, and developing customer billing systems.

Because of the factors noted in the preceding paragraph, the Company incurred a net loss of $1,508,243 during the quarter ended June 30, 2004 compared to i2 Delaware’s net loss of $868,773 during the quarter ended June 30, 2003. These losses, as well as the uncertain conditions that the Company faces relative to its ongoing debt and equity fund-raising efforts, create an uncertainty as to the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the Company’s success in its ability to obtain needed financing. There is no guarantee that this financing will be available, and even if available, that it will be available on terms acceptable or favorable to the Company. The Company expects that if revenues and outside financing are inadequate to fund all the Company’s cash obligations through at least June 30, 2005, these financing requirements will be provided by one or more of its existing shareholders.

NOTE 6: SUBSEQUENT EVENTS

On August 11, 2004, the Company completed a private placement of 4,500 shares of its preferred stock series D, no par value per shares (the “Preferred Stock Series D”), warrants to purchase 2,812,500 shares of Common Stock and 1,125 additional investment right units for an aggregate purchase price of $4.5 million, with net proceeds to the Company of 4,200,000. The shares of Preferred Stock Series D issued in the private placement are convertible into an aggregate of 5,625,000 shares of Common Stock, subject to adjustment, with each share of Preferred Stock Series D being convertible into 1,250 shares of Common Stock, subject to adjustment. Each additional investment right unit is exercisable into one share of Preferred Stock Series D and a warrant to purchase 625 shares of Common Stock, subject to adjustment, at an exercise price of $1,000 per unit. The warrants issued in the private placement and issuable upon exercise of the additional investment right units are exercisable for a period of three years at an exercise price of $0.96 per share.

The securities offered and sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. As part of the terms of the private placement, the Company is obligated to file a registration statement to register for resale under the Securities Act the shares of Common Stock underlying the shares of Preferred Stock Series D and warrants issued in the private placement and issuable upon exercise of the additional investment right units.

During the second quarter of 2004, the Company issued three promissory notes to two investors in the aggregate amount of $985,000. The notes carried an interest rate of 7%. In addition, pursuant to the terms of the notes, the Company became obligated to issue 205,209 warrants to the investors upon the closing of the private placement of the Preferred Stock Series D. On August 11, 2004, the two investors converted their promissory notes into shares of Series D Preferred Stock, and the promissory notes were retired.

Additionally, on July 28, 2004, Hubert Phipps, a director of the Company, loaned the Company $100,000 dollars for short term working capital needs. The Company retired the note on August 13, 2004. In lieu of a paying a coupon interest rate, the Company issued a warrant to purchase 15,000 shares of Common Stock.

i2 Telecom International, Inc.

f/k/a Digital Data Networks, Inc.

Selected Unaudited Pro Forma Financial Data

The unaudited pro forma condensed consolidated balance sheet of i2 Telecom International, Inc., a Washington corporation formerly known as Digital Data Networks, Inc. (the “Company”), as of December 31, 2003 gives effect to the merger (the “Merger”) between i2 Telecom International, Inc., a Delaware corporation (“i2 Delaware”), and a newly-formed, wholly-owned subsidiary of the Company, pursuant to that certain Agreement and Plan of Merger dated as of January 30, 2004, among the Company, the newly-formed, wholly-owned subsidiary of the Company, i2 Delaware and certain stockholders of the Company and i2 Delaware signatory thereto (the “Merger Agreement”).

Under terms of the Merger Agreement, at the effective time of the Merger, all the issued and outstanding shares of:

1.	i2 Delaware’s common stock, $.01 par value per share, were converted into the right to receive an aggregate of 5,160,722 shares of the Company’s common stock, no par value per share, and 135,000 shares of the Company’s preferred stock series B, no par value per share;

2.	i2 Delaware’s preferred stock series A-1, $1.00 par value per share, were converted into the right to receive an aggregate of 22,500 shares of the Company’s preferred stock series A-1, no par value per share;

3.	i2 Delaware’s preferred stock series A-2, $1.00 par value per share, were converted into the right to receive an aggregate of 30,600 shares of the Company’s preferred stock series A-2, no par value per share; and

4.	i2 Delaware’s preferred stock series B, $1.00 par value per share, were converted into the right to receive an aggregate of 100,000 shares of the Company’s preferred stock series C, no par value per share.

In addition to the merger consideration described above, i2 Delaware’s stockholders as of the effective time of the Merger may become entitled to receive additional shares of the Company’s common stock and/or preferred stock aggregating 2,931,418 shares of the Company’s common stock on an as-if-converted into common stock basis, contingent upon the outcome of a certain legal proceeding to which i2 Delaware is a party.

Subsequent to the Merger, on February 27, 2004, the Company sold substantially all its operating assets relating to its digital information transit network to InTransit Media, Inc., a newly-formed entity owned by certain members of the Company’s former management (“InTransit Media”), in exchange for InTransit Media assuming certain liabilities and obligations relating to such assets (the “Asset Sale”). The Company’s unaudited pro forma condensed consolidated balance sheet as of December 31, 2003 gives effect to the Asset Sale as if it had occurred on such date.

The Company’s unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 gives effect to the Merger and the Asset Sale as if they occurred on January 1, 2003. The column “i2 Delaware” in the Unaudited Pro Forma Condensed Consolidated Statement of Operations gives effect to the revenues and expenses that were not included in the Company’s historical financial statements. The Merger and Asset Sale are being accounted for as a transfer and exchange between companies under quasi-reorganization accounting and are merely a change in legal organization and not a change in the entity. Therefore, all assets and liabilities are transferred at historical cost.

i2 Telecom International, Inc.

f/k/a Digital Data Networks, Inc.

Selected Unaudited Pro Forma Financial Data

The following unaudited pro forma financial data has been included as required by the rules and regulations of the Securities and Exchange Commission and is provided for comparative purposes only. The unaudited pro forma financial data presented is based upon the historical financial statements of the Company and the historical statement of operations of i2 Delaware and should be read in conjunction with such financial statements and related notes thereto.

The pro forma financial data is based upon assumptions and includes adjustments as explained in the notes to the unaudited pro forma condensed consolidated financial statements, and the actual recording of the transactions could differ. The unaudited pro forma financial data is not necessarily indicative of the financial results that would have occurred had the Merger and Asset Sale been effected on and as of the date indicated and should not be viewed as indicative of operations in future periods.

i2 TELECOM INTERNATIONAL, INC. f/k/a DIGITAL DATA NETWORKS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2003

(Dollars in Thousands)

	i2 Telecom International, Inc. f/k/a Digital Data Networks, Inc.	i2 Delaware	Pro Forma Adjustments Related to Merger (Note a)	Pro Forma Consolidated After Merger	Pro Forma Adjustments Related to Asset Sale (Note b)	Pro Forma Consolidated After Merger and Asset Sale
Current Assets
Cash	$97	$671	$0	$768	$(97)	$671
Accounts Receivables	15	147	0	162	(15)	147
Inventory	0	767	0	767	0	767
Prepaid Expenses	23	20	0	43	(20)	43

Total Current Assets	135	1,605	0	1,740	(135)	1,605

Net Furniture and Equipment	13	830	0	843	(13)	830

Other Assets
Intangible Assets	0	3,072	0	3,072	0	3,072
Other Assets	1	43	0	44	(1)	43

Total Other Assets	1	3,115	0	3,116	(1)	3,115

Total Assets	$149	$5,550	$0	$5,699	$(149)	$5,550

Current Liabilities
Accounts Payable and Accrued Expenses	$142	$756	$0	$898	$(142)	$756
Deferred Revenue	147	100	0	247	(147)	100
Notes Payable-Current Portion	44	350	0	394	(44)	350
Notes Payable-Related Parties	0	225	0	225	0	225

Total Current Liabilities	333	1,431	0	1,764	(333)	1,431
Long-Term Debt, Net of Current Portion	36	0	0	36	(36)	0

Total Liabilities	369	1,431	0	1,800	(369)	1,431

Stockholders’ Equity
Preferred Stock	0	59	(59)	0	0	0
Common Stock	13,466	20	(20)	10,755	220	10,975
			(2,711)
Restricted Shares	0	719	(719)	0	0	0
Paid In Capital		10,177	(10,177)	0	0	0
Accumulated Deficit	(13,686)	(6,856)	13,686	(6,856)	0	(6,856)

Total Stockholders’ Equity	(220)	4,119	0	3,899	220	4,119

Total Liabilities and Stockholders’ Equity	$149	$5,550	$0	$5,699	$(149)	$5,550

See accompanying notes to unaudited pro forma condensed consolidated financial data.

i2 TELECOM INTERNATIONAL, INC. f/k/a DIGITAL DATA NETWORKS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

(Dollars in Thousands)

	i2 Telecom International, Inc. f/k/a Digital Data Networks, Inc.	i2 Delaware	Pro Forma Adjustments Related to Merger (Note a)	Pro Forma Consolidated After Merger	Pro Forma Adjustments Related to Asset Sale (Note b)	Pro Forma Consolidated After Merger and Asset Sale
Income	$753	$146	$0	$899	$(753)	$146
Cost of Sales	185	395	0	580	(185)	395

Gross Profit	568	(249)	0	319	(568)	(249)
Operating Expenses	540	4,778	0	5,318	(540)	4,778

Income (Loss) From Operations	28	(5,027)	0	(4,999)	(28)	(5,027)
Other Expenses	(7)	(328)	0	(335)	7	(328)

Net Loss	$21	$(5,355)	$0	$(5,334)	$(21)	$(5,355)

Weighted Average of Shares Outstanding:
Basic	3,082			8,243		8,243
Diluted	3,082			32,454		32,454
Basic	$.01			$(.65)		$(.65)
Diluted	.01			(.16)		(.17)

See accompanying notes to unaudited pro forma condensed consolidated financial data.

i2 TELECOM INTERNATIONAL, INC. f/k/a DIGITAL DATA NETWORKS, INC.

NOTE TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma financial data has been prepared to give effect to the Merger between a newly-formed, wholly-owned subsidiary of the Company and i2 Delaware. The column headed “i2 Delaware” in the Unaudited Pro Forma Condensed Consolidated Statement of Operations gives effect to the revenues and expenses that were not included in the Company’s historical financial statements. The unaudited pro forma condensed consolidated statements are not necessarily indicative of the results of the Company’s future operations.

The Merger and Asset Sale are being accounted for as a transfer and exchange between companies under quasi-reorganization accounting and are merely a change in legal organization and not a change in the entity. Therefore, all assets and liabilities are transferred at historical cost.

(a)	To record the Merger with i2 Delaware via issuance of common and preferred stock and restatement of the Company’s historical equity.

(b)	Reflects the transfer of substantially all of the Company’s operating assets relating to the Company’s digital information transit network to InTransit Media in exchange for the assumption by InTransit Media of certain liabilities and obligation relating to such assets. The statement of operations reflects the elimination of the portion operating income and expenses attributed to this business.